Exhibit 99.2

FLUTTER ENTERTAINMENT PLC

and

THE STARS GROUP INC.

ARRANGEMENT AGREEMENT

OCTOBER 2, 2019

i

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of October 2, 2019.

BETWEEN:

FLUTTER ENTERTAINMENT PLC, a public limited company existing under the laws of Ireland (“Flutter”)

- and -

THE STARS GROUP INC., a corporation existing under the laws of the Province of Ontario (“Stars”)

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                                   Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons other than the other Party (or any affiliate of the other Party or any Person acting jointly or in concert with the other Party or any of its affiliates), whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, through one or more transactions, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party and/or any of its Subsidiaries; or (d) any other similar transaction or series of transactions involving a Party or any of its Subsidiaries;

“Admission” means the admission of Flutter Shares to (i) listing on the premium listing segment of the Official List of the FCA and to a secondary listing on the Official List of Euronext Dublin; and (ii) trading on LSE’s main market for listed securities and the Euronext Dublin Market;

“affiliate” means, when describing a relationship between two Persons, that either one of them is under the direct or indirect control of the other, or each of them is directly or indirectly controlled by the same Person (and includes that same Person);

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement pursuant to section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, pursuant to which Flutter shall acquire the entire issued and outstanding share capital of Stars, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to the Parties, each acting reasonably);

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over such Person;

“Breaching Party” has the meaning specified in Section 5.11(b);

“Business Day” means any day, other than a Saturday, a Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada, Dublin, Ireland, or London, United Kingdom;

“Canadian GAAP” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“CBI” means the Central Bank of Ireland;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to section 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Change in Recommendation” means a Flutter Change in Recommendation or a Stars Change in Recommendation, as the context requires;

“Companies Act” means the Companies Act 2014 of Ireland;

“Competition Act” means the Competition Act (Canada);

“Confidentiality Agreement” means the confidentiality agreement between Stars and Flutter dated August 5, 2019;

“Consideration” means 0.2253 of a Flutter Share per Stars Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, indenture, bond, mortgage, deed of trust, instrument, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Copyrights” means all copyrights (including any registrations and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof);

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

“Cyber Security Incident” has the meaning specified in Section 3.1(m)(vi);

“Derivative Work” means a work that is based upon one or more pre-existing works, such as a revision, enhancement, modification, abridgement, condensation, expansion or any other form in which such pre-existing works may be recast, transformed or adapted, and which, if prepared without authorization of the owner of the copyright in such pre-existing work, would constitute a copyright infringement. For purposes hereof, a Derivative Work shall also include any compilation that incorporates such a pre-existing work and translation from one human language to another and from one type of code or computer platform to another;

“Designated Stars Employee” means the individual identified in Section 1.1 under the heading “Designated Stars Employee” in the Stars Disclosure Letter.

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Disclosing Party” has the meaning specified in Section 5.5(a);

“Disclosure Rules” means the Disclosure Guidance and Transparency Rules and regulations made by the FCA under Part VI of FSMA as amended from time to time;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system;

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017;

“Euronext Dublin” means The Irish Stock Exchange plc, trading as Euronext Dublin;

“Euronext Dublin Listing Rules” means Rule Book II of Euronext Dublin relating to admission to the Official List of Euronext Dublin (which will, for the avoidance of doubt, include such provisions of Rule Book I: Harmonised Rules of Euronext specified and incorporated into such Euronext Dublin Listing Rules);

“Euronext Dublin Market” means the Euronext Dublin market operated by Euronext Dublin;

“FCA” means the United Kingdom Financial Conduct Authority;

“Final Order” means the final order of the Court pursuant to section 182(5) of the OBCA in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“Financing Matter” has the meaning specified in Section 5.9(1);

“FIRB Data Conditions” means any data-related conditions, the scope of which is (i) not materially more onerous than applicable Australian Laws in force at the date of this Agreement; and (ii) not inconsistent with Stars’ current practices for collecting, managing and storing data;

“Flutter Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Flutter or any of the Subsidiaries of Flutter or for which Flutter or any of the Subsidiaries of Flutter could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with Flutter or other individuals providing services to Flutter of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such Persons), excluding Statutory Plans;

“Flutter Board” means the board of directors of Flutter as the same is constituted from time to time;

“Flutter Change in Recommendation” has the meaning specified in Section 7.2(a)(iv)(A);

“Flutter Circular” means the notice of the Flutter Meeting and accompanying explanatory circular, including all schedules, appendices and exhibits thereto and enclosures therewith, including information incorporated therein, to be sent to the Flutter Shareholders in connection with the Flutter Meeting in accordance with this Agreement, as amended, supplemented or otherwise modified from time to time;

“Flutter Copyright” means all Copyright owned, used or held for use in or relating to the business of Flutter or any of its Subsidiaries;

“Flutter Directors’ Remuneration Policy” means the directors’ remuneration policy approved by the shareholders of Flutter from time to time;

“Flutter Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by Flutter to Stars with this Agreement;

“Flutter Employee Share Plans” means the Betfair Group plc 2009 Long Term Incentive Plan, the Betfair Group plc Deferred Share Incentive Plan, the Flutter Entertainment plc Sharesave Scheme (together with the Australia, Bulgaria, Gibraltar, Italy, Malta, Portugal, Romania, UK and US Schedules), the Flutter Entertainment plc 2015 Long Term Incentive Plan (together with the Australian and US Appendices and the Clawback Appendix); the Flutter Entertainment plc 2015 Medium Term Incentive Plan (together with the Australian and US Appendices and the Clawback Appendix); the Flutter Entertainment plc 2015 Deferred Share Incentive Plan (together with the Australian and US Appendices and the Clawback Appendix) and the Flutter Entertainment plc 2015 Restricted Share Plan (together with the Australian and US Appendices and the Clawback Appendix), each as amended;

“Flutter Existing Financing Agreements” means the £250,000,000 term loan facility agreement between, among others, Flutter and Lloyds Bank plc as agent dated 10 May 2019 and the amended and restated facility agreement between Flutter and Lloyds Bank plc as agent originally dated 18 May 2015 (as amended pursuant to an amendment and restated agreement dated 26 April 2018, an amendment and restatement agreement dated 10 May 2019 and as amended and/or restated from time to time);

“Flutter Information Technology” means computer programs (including source code, object code and data) and related documentation and materials in each case as are necessary for operating the relevant party’s business and other information technology systems owned, used or held for use in or relating to the business of Flutter or any of its Subsidiaries;

“Flutter Intellectual Property” means all right, title and interest in and to the benefit of all Flutter Patents, Flutter Trademarks and Flutter Copyrights;

“Flutter License Agreements” means any Material Contract granting or obtaining any right to use or practice any rights under any Flutter Intellectual Property to which Flutter is a party or otherwise bound, either as licensee or licensor;

“Flutter Licensed Intellectual Property” means all Flutter Intellectual Property which is used by Flutter or any of its Subsidiaries under license;

“Flutter Locked-up Shareholders” means all of the directors of Flutter who are Flutter Shareholders as at the date of this Agreement;

“Flutter Mailing Deadline” means March 30, 2020;

“Flutter Meeting” means the general meeting of Flutter Shareholders, including any adjournment or postponement thereof in accordance with this Agreement, to be called to consider the Flutter Resolutions and, if Flutter so chooses pursuant to Section 2.5(c), some or all of the Flutter Optional Resolutions and for any other proper purpose as may be set out in the Flutter Circular and agreed to by Stars, acting reasonably;

“Flutter Meeting Voting Agreements” means the voting agreements (including all amendments thereto) between Stars and the Flutter Locked-up Shareholders setting forth the terms and conditions upon which the Flutter Locked-up Shareholders have agreed, among other things, to vote their Flutter Shares in favour of the Flutter Resolutions;

“Flutter Option” means any subsisting option or other right to acquire Flutter Shares granted under the Flutter Employee Share Plans;

“Flutter Optional Resolutions” means the resolutions of the Flutter Shareholders, which may be considered at the Flutter Meeting substantially in the form set out in Part 2 of Schedule B;

“Flutter Owned Intellectual Property” means all Flutter Intellectual Property which is not Flutter Licensed Intellectual Property;

“Flutter Patents” means inventions, discoveries, ideas, concepts, whether patentable or not, pending patent applications (including divisional, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents and industrial designs owned, used or held for use in or relating to the business of Flutter or any of its Subsidiaries;

“Flutter Permitted Interim Dividend” means the declared 2019 interim dividend of £0.67 per Flutter Share, as announced by Flutter on 7 August 2019, to be paid on 9 October 2019 to those Flutter Shareholders on the register of members of Flutter as at 6 September 2019;

“Flutter Proposed Director” means a director of Flutter proposed by Flutter and agreed to by Stars, acting reasonably, for appointment to the Flutter Board at the Effective Time;

“Flutter Public Documents” means all public filings and/or announcements by (or on behalf of) Flutter since December 31, 2017, which are available on the regulatory news section of the website of the LSE and all documents made publicly available in accordance with Irish Transparency Law by (or on behalf of) Flutter since December 31, 2017;

“Flutter Resolutions” means the ordinary resolutions of the Flutter Shareholders, which are to be considered at the Flutter Meeting substantially in the form set out in Part 1 of Schedule B;

“Flutter RSUs” means restricted share units issued under the relevant Flutter Employee Share Plans;

“Flutter Shareholder Approval” has the meaning specified in Section 2.5(c);

“Flutter Shareholders” means the holders of Flutter Shares;

“Flutter Shares” means the ordinary shares of Flutter;

“Flutter Technical Information” means all trade secrets, confidential information and other proprietary know-how and related technical knowledge owned, used or held for use in or relating to the business of Flutter or any of its Subsidiaries, including documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data;

“Flutter Technology” means all Flutter Intellectual Property and Flutter Technical Information and Flutter Information Technology;

“Flutter Termination Payment Event” has the meaning specified in Section 7.3(d);

“Flutter Trademarks” means all Trademarks owned, used or held for use in or relating to the business of Flutter or any of its Subsidiaries;

“FSMA” means the United Kingdom Financial Services and Markets Act 2000;

“Gaming Approvals” means the notices, approvals, decisions, clearances and confirmations set out in Schedule E (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Governmental Entity);

“Gaming Consents” means the Gaming Approvals set out in Part 1 of Schedule E;

“Gaming Notices” means the Gaming Approvals set out in Part 2 of Schedule E;

“GBP” means pound sterling, the lawful currency of the United Kingdom;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, division or agency, domestic or foreign; (b) any stock exchange, including TSX, NASDAQ, LSE and Euronext Dublin Market; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” means International Financial Reporting Standards as adopted by the European Union and (i) in respect of Flutter’s statutory annual financial statements, as applied in accordance with the provisions of the Companies Act and (ii) in respect of Flutter’s interim financial statements, as applied in accordance with Irish Transparency Law and with IAS 34, as adopted by the European Union;

“Interim Order” means the interim order of the Court pursuant to section 182(5) of the OBCA in a form acceptable to Stars and Flutter, each acting reasonably, providing for, among other things, the calling and holding of the Stars Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act;

“Ireland” means Ireland (excluding Northern Ireland) and references to “Irish” should be construed accordingly;

“Irish Market Abuse Law” has the meaning specified in Section 1365(1) of the Companies Act;

“Irish Prospectus Regulations” means European Union (Prospectus) Regulations 2019 (S.I. No. 380 of 2019) of Ireland;

“Irish Takeover Panel” means the Irish Takeover Panel, which administers the Irish Takeover Rules and the SARs;

“Irish Takeover Rules” means the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;

“Irish Transparency Law” has the meaning given to the term “transparency (regulated markets) law” in Section 1379(1) of the Companies Act;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, and the terms and conditions of any Authorization of or from any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, easements, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Listing Rules” means the Listing Rules and regulations of the FCA made under Part VI of FSMA as amended from time to time;

“LSE” or “London Stock Exchange” means London Stock Exchange plc;

“MAR” means Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014;

“Market Conduct Rules” means the Central Bank (Investment Market Conduct) Rules 2019 (S.I. No. 366 of 2019) of Ireland;

“Matching Period” has the meaning specified in Section 5.8(e)(iv);

“Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, capital, assets, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its Subsidiaries, taken as a whole, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(i)                                     any change or development affecting the industries or markets in which such Party and its Subsidiaries operate;

(ii)                                  any change or development in general economic, business or regulatory conditions or in national or global financial, credit, currency or securities markets, including any regulatory developments in markets in which such Party or its Subsidiaries operate or derive revenue;

(iii)                               any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(iv)                              any change in Canadian GAAP or IFRS, as applicable;

(v)                                 any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Party or any of its Subsidiaries with any Governmental Entity or any of their current employees, customers, players, securityholders, financing sources, vendors, distributors, suppliers or partners, in each case only to the extent resulting from the announcement of this Agreement or the Arrangement or the implementation of the Arrangement;

(vi)                              actions or inactions expressly required by this Agreement (excluding any obligation to act in the ordinary course of business) or that are taken with the prior written consent of the other Party;

(vii)                           any change in the market price or trading volume of any securities of such Party (it being understood, without limiting the applicability of paragraphs (i) through (vi), that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any stock exchange on which any securities of such Party trades;

(viii)                        the failure, in and of itself, of such Party to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood, without limiting the applicability of paragraphs (i) through (vi), that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(ix)                              relates to or arises out of a matter that has, prior to the date hereof, been disclosed to the other Party or publicly disclosed in the Stars Public Documents or Flutter Public Documents, as applicable (provided that the event, change, occurrence, effect or state of facts at issue is, in each case, reasonably apparent from such disclosure);

(x)                                 any change or announcement of potential change in the credit ratings in respect of such Party or any of its Subsidiaries (it being understood that the causes underlying such change in ratings may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(xi)                              any claim, action, inquiry, proceeding or investigation, or threatened claim, action, inquiry, proceeding or investigation, relating to this Agreement or the Arrangement; or

(xii)                           any adoption, proposed implementation or change of applicable Law, or in the interpretation thereof, by any Governmental Entity,

provided, however, that (A) any such event, change, occurrence, effect or state of facts referred to in clauses (i) - (iv) or (xii) above does not disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which such Party and its Subsidiaries operate; and (B) references in this Agreement to dollar or Sterling amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contracts” means (a) in respect of a Party, any Contract, (i) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party; or (ii) that is a collective bargaining agreement, a labour union Contract or any other memorandum of understanding or other agreement with a union; (b) in respect of Stars only, the Contracts identified in Section 1.1 under the heading “Material Contracts” in the Stars Disclosure Letter; and (c) in respect of Flutter only, the Contracts identified in Section 1.1 under the heading “Material Contracts” in the Flutter Disclosure Letter;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Material Subsidiary” means any Subsidiary of a Party the total assets of which constitute more than 10% of the consolidated assets of such Party and its Subsidiaries, taken as a whole, as at December 31, 2018, or the total revenues of which constitute 10% or more of the consolidated revenues of such Party and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2018;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Multi-Employer Plan” means in respect of a Stars or Flutter Benefit Plan, a multi-employer pension plan as that term is defined in applicable pension standards legislation, or any other benefit plan to which Stars or Flutter or their respective Subsidiaries, as applicable, are required to make contributions pursuant to a collective bargaining agreement or trust agreement;

“named executive officer” has the meaning ascribed thereto in Form 51-102F6 — Statement of Executive Compensation;

“NASDAQ” means the NASDAQ Global Select Market;

“OBCA” means the Business Corporations Act (Ontario);

“Outside Date” means October 31, 2020 or such later date as may be agreed to in writing by the Parties; provided that either Party may, no later than 5:00 p.m. on the date that is not less than five (5) Business Days immediately prior to the then Outside Date, elect to extend the Outside Date by delivering a written notice to the other Party stating that if on the Outside Date, the conditions set forth in Section 6.1(d) have not been satisfied or waived but all other conditions to effect the Arrangement set forth in Article 6 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Effective Time), then the Outside Date shall be extended by ninety (90) days; provided, further, that there shall be no more than two of such ninety (90)-day extensions;

“Parties” means Stars and Flutter, and “Party” means either of them;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 7.4 and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Stars and Flutter, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning specified in Section 5.6.

“Proposed Agreement” has the meaning specified in Section 5.8(a)(iv);

“Prospectus” means the prospectus or prospectuses or equivalent document(s) to be published by Flutter in connection with the issue of Flutter Shares issuable in connection with the Arrangement and Admission under applicable Law;

“Prospectus Rules” means the Prospectus Rules and regulations made by the FCA pursuant to Part VI of FSMA as amended from time to time;

“Receiving Party” has the meaning specified in Section 5.5(a);

“Regulatory Approvals” means the approvals, decisions, clearances, confirmations and other requirements set out in Schedule D;

“Representatives” has the meaning specified in Section 5.8(a);

“SARs” means the Irish Takeover Panel Act, 1997, Substantial Acquisition Rules, 2007;

“SEC” means the US Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means:

(a)                                 in Canada, the Securities Act, together with all other applicable provincial securities Laws, rules and regulations and published policies thereunder;

(b)                                 in the United States, the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal and state securities Laws, rules and regulations and published policies thereunder;

(c)                                  in the United Kingdom, the Listing Rules, the EU Prospectus Regulation, MAR, the Prospectus Rules, the Disclosure Rules and FSMA, together with all other applicable securities Laws, rules and regulations; and

(d)                                 in Ireland, the Euronext Dublin Listing Rules, the EU Prospectus Regulation, the Irish Prospectus Regulations, the Market Conduct Rules, MAR, Irish Market Abuse Law, Irish Transparency Law, the Companies Act, the Irish Takeover Rules and the SARs;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Standard Tax Condition” means any tax-related conditions which are in the form of those set out in Attachment B of FIRB Guidance Note 47 on ‘Tax Conditions’ (in the form last updated on 13 August 2018);

“Stars Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Stars or any of the Subsidiaries of Stars or for which Stars or any of the Subsidiaries of Stars could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with Stars or other individuals providing services to Stars of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such Persons), excluding Statutory Plans;

“Stars Board” means the board of directors of Stars as the same is constituted from time to time;

“Stars Change in Recommendation” has the meaning specified in Section 7.2(a)(iii)(A);

“Stars Circular” means the notice of the Stars Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, including information incorporated therein, to be sent to the Stars Shareholders in connection with the Stars Meeting in accordance with this Agreement, as amended, supplemented or otherwise modified from time to time;

“Stars Copyright” means all Copyright owned, used or held for use in or relating to the business of Stars or any of its Subsidiaries;

“Stars Credit Agreement” means the credit facility provided to a wholly-owned Subsidiary of Stars under the syndicated facility agreement dated as of July 10, 2018 among certain parties, including certain affiliates of Stars, as borrowers, Deutsche Bank AG New York Branch, as administrative agent, and the “Lenders” from time to time that are parties thereto, as such agreement may be amended, restated, modified or replaced (as the principal credit facility between Stars and its affiliates and their bank lenders) from time to time;

“Stars Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by Stars to Flutter with this Agreement;

“Stars DSUs” means deferred share units issued under the Stars Equity Plan;

“Stars Employee Share Plans” means the Stars Option Plan and the Stars Equity Plan;

“Stars Employee Stock Purchase Plan” means The Stars Group Inc. Stock Purchase Plan, dated August 2, 2017, as may be amended from time to time;

“Stars Employee” has the meaning specified in Section 5.13(b)(i);

“Stars Equity Awards” means each Stars RSU, Stars DSU, Stars PSU, or similar interest covering Stars Shares granted pursuant to the Stars Equity Plan, but not including a Stars Option;

“Stars Equity Plan” means the equity incentive plan dated June 22, 2015, as amended, of Stars;

“Stars Fairness Opinions” means an opinion, dated on or around the date of this Agreement, of each of the Stars Financial Advisors, whether delivered orally or in writing, to the effect that, as of the date of such opinion, the Consideration to be received by the holders of Stars Shares is fair, from a financial point of view, to such holders;

“Stars Financial Advisors” means Barclays Capital Canada Inc., Moelis & Company LLC and BMO Nesbitt Burns Inc.;

“Stars Information Technology” means computer programs (including source code, object code and data) and related documentation and materials in each case as are necessary for operating the Stars’ business and other information technology systems owned, leased or held for use in or relating to the business of Stars or any of its Subsidiaries;

“Stars Intellectual Property” means all right, title and interest in and to the benefit of all Stars Patents, Stars Trademarks and Stars Copyrights;

“Stars License Agreements” means any Material Contract granting or obtaining any right to use or practice any rights under any Stars Intellectual Property to which Stars is a party or otherwise bound, either as licensee or licensor;

“Stars Licensed Intellectual Property” means all Stars Intellectual Property which is used by Stars or any of its Subsidiaries under license;

“Stars Locked-up Shareholders” means Caledonia (Private) Investments Pty Limited, ValueAct Holdings, L.P. and all of the directors of Stars;

“Stars Mailing Deadline” means March 30, 2020;

“Stars Meeting” means the special meeting of Stars Shareholders, including any adjournment or postponement thereof, in accordance with this Agreement, to be called and held in accordance with the Interim Order to consider the Stars Resolution;

“Stars Meeting Voting Agreements” means the voting agreements (including all amendments thereto) between Flutter and Stars Locked-up Shareholders setting forth the terms and conditions upon which and Stars Locked-up Shareholders have agreed, among other things, to vote their Stars Shares in favour of the Stars Resolution;

“Stars Option Plan” means the stock option plan dated July 21, 2010, as amended, of Stars;

“Stars Options” means the options to purchase Stars Shares granted under the Stars Equity Plan and the Stars Option Plan;

“Stars Owned Intellectual Property” means all Stars Intellectual Property which is not Stars Licensed Intellectual Property;

“Stars Patents” means inventions, discoveries, ideas, concepts, whether patentable or not, pending patent applications (including divisional, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents and industrial designs owned, used or held for use in or relating to the business of Stars or any of its Subsidiaries;

“Stars Proposed Director” means a director of Stars proposed by Stars and agreed to by Flutter, acting reasonably, for appointment to the Flutter Board at the Effective Time;

“Stars PSUs 2017” means Stars PSUs issued in calendar year 2017;

“Stars PSUs 2018” means Stars PSUs issued in calendar year 2018;

“Stars PSUs 2019” means Stars PSUs issued in calendar year 2019;

“Stars PSUs” means performance share units issued under the Stars Equity Plan;

“Stars Public Documents” means all documents publicly filed under the profile of Stars on SEDAR and/or EDGAR since December 31, 2017;

“Stars Resolution” means the special resolution of the Stars Shareholders approving the Arrangement and the Plan of Arrangement to be considered at the Stars Meeting substantially in the form of Schedule C;

“Stars RSUs” means restricted share units issued under the Stars Equity Plan;

“Stars Senior Notes Indenture” means the indenture dated as of July 10, 2018 among certain affiliates of Stars, as issuers, certain subsidiary guarantors from time to time that are parties thereto, and Wilmington Trust, National Association, as trustee, providing for the terms of said issuers’ 7.00% senior notes due July 2026;

“Stars Shareholder Approval” has the meaning specified in Section 2.2(c);

“Stars Shareholders” means the holders of Stars Shares and, in the context of the mailing of the Stars Circular, to such other Persons with a legal and/or beneficial interest in Stars Shares as required under applicable Laws and by the Interim Order;

“Stars Shares” means the common shares in the capital of Stars;

“Stars Technical Information” means all trade secrets, confidential information and other proprietary know-how and related technical knowledge owned, used or held for use in or relating to the business of Stars or any of its Subsidiaries, including documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data;

“Stars Technology” means all Stars Intellectual Property, Stars Technical Information and Stars Information Technology;

“Stars Termination Payment Event” has the meaning specified in Section 7.3(c);

“Stars Trademarks” means all Trademarks owned, used or held for use in or relating to the business of Stars or any of its Subsidiaries;

“Statutory Plans” means statutory benefit plans which Stars or Flutter, as applicable, are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance legislation;

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of a Subsidiary;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal to acquire all of the Stars Shares or the Flutter Shares, as applicable, or all or substantially all of the consolidated assets of the Party that is the subject of the Acquisition Proposal and its Subsidiaries: (a) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal; (b) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of such Party, acting in good faith (after consultation with its financial advisors and outside legal counsel); (c) that is not subject to a due diligence and/or access condition; (d) that did not result from or involve a breach of

Section 5.8; and (e) in respect of which the board of directors of such Party determines in good faith (after consultation with its outside financial advisors and outside legal counsel), taking into account all of the terms and conditions of such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the shareholders of such Party than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 5.8(f));

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including, but not limited to, those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education, national insurance and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Ontario and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or secondary liability in respect of any of the foregoing;

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Terminating Party” has the meaning specified in Section 5.11(b);

“Termination Notice” has the meaning specified in Section 5.11(b);

“Termination Payment” has the meaning specified in Section 7.3;

“Trademarks” means trademarks, service marks and certification marks (whether or not registered), domain names, trade dress, trade-names, business names and other indicia of origin (including any registration and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof) and including the goodwill associated with any of the foregoing;

“TSX” means Toronto Stock Exchange;

“UK” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“VAT” means any value added tax or similar sales or turnover tax.

Section 1.2                                   Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement. “Including” means including without limitation, and “include” and “includes” have a corresponding meaning.

Section 1.3                                   Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

Section 1.4                                   Date for Any Action and Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Toronto, Ontario, Canada.

Section 1.5                                   Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” or “C$” refers to Canadian dollars. Any reference to “£” shall be GBP. Any reference to “US$” shall be to United States dollars.

Section 1.6                                   Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of: (a) Flutter shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Flutter required to be made shall be made in accordance with IFRS consistently applied; and (b) Stars shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Flutter required to be made shall be made in accordance with Canadian GAAP consistently applied.

Section 1.7                                   Knowledge

(a)                                 In this Agreement, references to “the knowledge of Stars” means the actual knowledge for the relevant matter, of Divyesh Gadhia, Rafael Ashkenazi, Brian Kyle, Marlon Goldstein, Vaughan Lewis, Kingsley Kemish and Becs Cubbon in each case.

(b)                                 In this Agreement, references to “the knowledge of Flutter” means the actual knowledge for the relevant matter, of Peter Jackson, Paul Cutter, Jonathan Hill, Mark Irwin, David Jennings, Alison Langleben, Louisa Meyer, Kevin Smith and Edward Traynor, in each case.

Section 1.8                                   Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.9                                   Control

A Person is considered to “control” another Person if (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person; or (d) the first Person holds beneficial ownership, directly or indirectly, of 50% or more of the total shares, securities or other equity in issue by the second Person.

Section 1.10                            Schedules and Disclosure Letters

(1)                                 Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	Form of Plan of Arrangement
Schedule B	Form of Flutter Resolutions
Schedule C	Form of Stars Resolution
Schedule D	Regulatory Approvals
Schedule E	Gaming Approvals

(2)                                 Each of the Stars Disclosure Letter and the Flutter Disclosure Letter and all information contained therein is “Confidential Information” for the purposes of the Confidentiality Agreement and may not be disclosed, other than: (a) as permitted under the Confidentiality Agreement; or (b) in circumstances where a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2
 THE ARRANGEMENT

Section 2.1                                   Arrangement

Stars and Flutter agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2                                   Interim Order

As soon as reasonably practicable following the execution of this Agreement, Stars shall, in a manner acceptable to Flutter, acting reasonably, pursuant to section 182 of the OBCA, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)                                 for the class(es) of Persons to whom notice is to be provided in respect of the Arrangement and the Stars Meeting and for the manner in which such notice is to be provided;

(b)                                 for confirmation of the record date for the purposes of determining the Stars Shareholders entitled to receive notice of and vote at the Stars Meeting in accordance with the Interim Order;

(c)                                  that the requisite approval for the Stars Resolution shall be the affirmative vote of not less than 66(2/3)% of the votes cast on the Stars Resolution by the Stars Shareholders present in Person or represented by proxy at the Stars Meeting and voting together as a single class (the “Stars Shareholder Approval”);

(d)                                 that, in all other respects, the terms, conditions and restrictions of the Stars articles and by-laws, including quorum requirements and other matters, shall apply in respect of the Stars Meeting;

(e)                                  for the grant of Dissent Rights to those Stars Shareholders who are registered holders of Stars Shares;

(f)                                   for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)                                  that the Stars Meeting may be adjourned or postponed from time to time by the Stars Board subject to the terms of this Agreement without the need for additional approval of the Court;

(h)                                 that it is Flutter’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration to be issued pursuant to the Arrangement, subject to and conditioned upon the Court’s determination that the Arrangement is substantially and procedurally fair to the Stars Shareholders, and based on the Court’s approval of the Arrangement;

(i)                                     that the record date for Stars Shareholders entitled to notice of and to vote at the Stars Meeting will not change in respect of any adjournment(s) or postponement(s) of the Stars Meeting, unless required by Securities Laws; and

(j)                                    for such other matters as Flutter may reasonably require, subject to obtaining the prior consent of Stars, such consent not to be unreasonably withheld or delayed.

Section 2.3                                   Stars Meeting

Subject to the terms of this Agreement, including but not limited to Section 5.8:

(a)                                 Stars will convene and conduct the Stars Meeting in accordance with the Interim Order, Stars’ articles, by-laws and applicable Law and hold the Stars Meeting as soon as reasonably practicable following the filing and mailing of the Stars Circular, for the purpose of considering the Stars Resolution and for any other proper purpose as may be set out in the Stars Circular and agreed to by Flutter, acting reasonably. Stars and Flutter agree to use their commercially reasonable efforts to schedule the Stars Meeting and Flutter Meeting on the same day. Stars will, in consultation with and subject to the approval of Flutter, fix and publish a record date for the purposes of determining the Stars Shareholders entitled to receive notice of and vote at the Stars Meeting. Stars will allow Flutter’s Representatives and legal counsel to attend the Stars Meeting;

(b)                                 Stars shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Stars Meeting without Flutter’s prior written consent, except (i) in the case of adjournment, as required for quorum purposes, by Law or by valid Stars Shareholder action (which action is not solicited or proposed by Stars or the Stars Board) or (ii) as otherwise permitted under this Agreement. If Stars is required to adjourn or postpone the Stars Meeting in accordance with this Agreement, Flutter will use its commercially reasonable efforts to postpone or adjourn the Flutter Meeting and, if necessary, Stars will use its commercially reasonable efforts to postpone or adjourn the Stars Meeting such that the Flutter Meeting occurs on the same day as the adjourned or postponed Stars Meeting;

(c)                                  Stars shall solicit proxies in favour of the Stars Resolution and against any resolution submitted by any Stars Shareholder that is inconsistent with the Stars Resolution and the completion of any of the transactions contemplated by this Agreement, and Stars shall take all actions that are reasonably necessary or desirable to seek the Stars Shareholder Approval, including, if so requested by Flutter, acting reasonably, using such mutually agreeable dealer and proxy solicitation services firms as Flutter may request, provided that, if there has been a Stars Change in Recommendation, Stars shall only continue to be required to hold the Stars Meeting in accordance with Section 2.3(a) and shall be under no further obligation pursuant to this Section 2.3(c);

(d)                                 Stars will promptly provide Flutter with copies of or access to information regarding the Stars Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by Flutter, provided that such information may be withheld if the provision of such information would violate applicable Law;

(e)                                  Stars will permit Flutter, on behalf of the management of Stars, directly or through a proxy solicitation services firm, to actively solicit proxies in favour of the Arrangement on behalf of management of Stars in compliance with applicable Law and disclose in the Stars Circular that Flutter may make such solicitations;

(f)                                   Stars will advise Flutter as Flutter may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Stars Meeting, as to the aggregate tally of the proxies received by Stars in respect of the Stars Resolution;

(g)                                  Stars will promptly advise Flutter of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of Stars to any Stars Shareholder exercising or purporting to exercise Dissent Rights;

(h)                                 Stars will not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Flutter;

(i)                                     Stars will not change the record date for the Stars Shareholders entitled to vote at the Stars Meeting in connection with any adjournment or postponement of the Stars Meeting or change any other matters in connection with the Stars Meeting unless approved by Flutter; and

(j)                                    Stars will promptly advise Flutter of any communications (oral or written) received by Stars from the TSX, NASDAQ, any securities regulator or any other Governmental Entity in connection with the Stars Meeting.

Section 2.4                                   Stars Circular

(a)                                 Stars shall: (i) prior to the Stars Mailing Deadline, prepare the Stars Circular together with any other documents required by applicable Laws in connection with the Stars Meeting and the Arrangement; (ii) prior to the Stars Mailing Deadline, (A) file the Stars Circular with applicable Governmental Entities in all jurisdictions where the same is required to be filed under applicable Securities Laws and (B) mail the Stars Circular to registered holders of Stars Shares; and (iii) as soon as practicable following Stars filing the Stars Circular in accordance with (ii)(A) above, mail the Stars Circular to other Stars Shareholders as required under applicable Laws and by the Interim Order.

(b)                                 On the date of filing thereof, Stars shall ensure that the Stars Circular complies in all material respects with all applicable Laws and the Interim Order, and shall contain sufficient detail to permit the Stars Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Stars Meeting, and, without limiting the generality of the foregoing, shall take all reasonable steps to ensure that the Stars Circular will not contain any misrepresentation (except that Stars shall not be responsible to Flutter for any information relating to Flutter and its affiliates, including in relation to the Flutter Shares, that was provided by Flutter in writing for inclusion in the Stars Circular pursuant to Section 2.4(d)).

(c)                                  The Stars Circular shall contain: (i) a summary and a copy of each Stars Fairness Opinion; (ii) a statement that the Stars Board has received each Stars Fairness Opinion, and has unanimously, after receiving legal and financial advice, determined that the Stars Resolution is in the best interests of Stars and recommends to Stars Shareholders that they vote in favour of the Stars Resolution; and (iii) a statement that that the Stars Locked-up Shareholders have entered into the Stars Meeting Voting Agreements and have agreed to vote all their Stars Shares in favour of the Stars Resolution and against any resolution submitted by any Stars Shareholder that is inconsistent with the Arrangement, subject to the other terms of this Agreement.

(d)                                 Flutter shall provide Stars with all information regarding Flutter, its affiliates and the Flutter Shares, including any pro forma financial statements prepared in accordance with IFRS and applicable Laws, as required by the Interim Order or applicable Laws for inclusion in the Stars Circular or in any amendments or supplements to such Stars Circular. Stars and Flutter shall use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Stars Circular and to the identification in the Stars Circular of each such advisor. Flutter shall ensure that information provided in writing by Flutter for inclusion in the Stars Circular does not include any misrepresentation concerning Flutter and its affiliates, including in relation to the Flutter Shares.

(e)                                  Stars shall not be responsible for any information regarding Flutter in the Stars Circular provided in writing by Flutter for inclusion therein and Flutter shall indemnify and save harmless each of Stars, Stars’ Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with (i) any misrepresentation or alleged misrepresentation in any such information regarding Flutter provided in writing by Flutter for inclusion in the Stars Circular; and (ii) any order made, or any inquiry, investigation or proceeding by any securities regulator or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in any information provided in writing by Flutter for inclusion in the Stars Circular.

(f)                                   Stars and Flutter each acknowledge the importance of consistency across all public documents and, in that context, Flutter and its legal counsel shall be given a reasonable opportunity to review and comment on the Stars Circular prior to the Stars Circular being filed with any Governmental Entity and/or printed, and reasonable consideration shall be given to any comments made by Flutter and its legal counsel, provided that all information relating solely to Flutter and its affiliates included in the Stars Circular shall be in form and content approved in writing by Flutter, acting reasonably. Stars shall provide Flutter with final copies of the Stars Circular prior to the filing of the Stars Circular and mailing of the Stars Circular to the Stars Shareholders.

(g)                                  Stars and Flutter shall each promptly notify the other if, at any time before the Effective Date, it becomes aware that the Stars Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Stars Circular as required or appropriate, and Stars shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Stars Circular to Stars Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

Section 2.5                                   Flutter Meeting

Subject to the terms of this Agreement, including but not limited to Section 5.8:

(a)                                 Flutter will convene and conduct the Flutter Meeting in accordance with Flutter’s constitution and applicable Law and hold the Flutter Meeting as soon as reasonably practicable following the publication of the Flutter Circular. Stars and Flutter agree to use their commercially reasonable efforts to schedule the Flutter Meeting and Stars Meeting on the same day. Flutter will, in consultation with and subject to the approval of Stars, fix and publish a record date for the purposes of determining the Flutter Shareholders entitled to receive notice of and vote at the Flutter Meeting. Flutter will allow Stars’ Representatives and legal counsel to attend the Flutter Meeting;

(b)                                 Flutter shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Flutter Meeting without Stars’ prior written consent, except (i) in the case of adjournment, as required for quorum purposes, by Law or by valid Flutter Shareholder action (which action is not solicited or proposed by Flutter or the Flutter Board) or (ii) as otherwise permitted under this Agreement. If Flutter is required to adjourn or postpone the Flutter Meeting in accordance with this Agreement, Stars will use its commercially reasonable efforts to postpone or adjourn the Stars Meeting and, if necessary, Flutter will use its commercially reasonable efforts to postpone or adjourn the Flutter Meeting such that the Stars Meeting occurs on the same day as the adjourned or postponed Flutter Meeting;

(c)                                  Flutter shall solicit proxies in favour of the Flutter Resolutions and against any resolution submitted by any Flutter Shareholder that is inconsistent with the Flutter Resolutions and the completion of any of the transactions contemplated by this Agreement, and Flutter shall take all actions that are reasonably necessary or desirable to seek the approval of a simple majority of Flutter Shareholders of the Flutter Resolutions (the “Flutter Shareholder Approval”) including, if so requested by Stars, acting reasonably, using such mutually agreeable dealer and proxy solicitation services firms as Stars may request, provided that, if there has been a Flutter Change in Recommendation, Flutter shall only continue to be required to hold the Flutter Meeting in accordance with Section 2.5(a) and shall be under no further obligation pursuant to this Section 2.5(c).  Flutter may elect to seek the requisite approval by Flutter Shareholders of some or all of the Flutter Optional Resolutions;

(d)                                 Flutter will promptly provide Stars with copies of or access to information regarding the Flutter Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by Stars, provided that such information may be withheld if the provision of such information would violate applicable Law;

(e)                                  Flutter will permit Stars, on behalf of the management of Flutter, directly or through a proxy solicitation services firm, to actively solicit votes in favour of the Arrangement on behalf of management of Flutter in compliance with applicable Law and disclose in the Flutter Circular that Stars may make such solicitations;

(f)                                   Flutter will advise Stars as Stars may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Flutter Meeting, as to the aggregate tally of the proxies received by Flutter in respect of the Flutter Resolutions;

(g)                                  Flutter will not change the record date for the Flutter Shareholders entitled to vote at the Flutter Meeting in connection with any adjournment or postponement of the Flutter Meeting or change any other matters in connection with the Flutter Meeting unless approved by Stars; and

(h)                                 Flutter will promptly advise Stars of any communications (oral or written) received by Flutter from the LSE, Euronext Dublin, any securities regulator or any other Governmental Entity in connection with the Flutter Meeting.

Section 2.6                                   Flutter Circular and Prospectus

(a)                                 Prior to the close of business on the Flutter Mailing Deadline, Flutter shall: (i) prepare the Flutter Circular and the Prospectus, together with any other documents required by applicable Laws in connection with the Flutter Meeting and the Arrangement; (ii) obtain, to the extent required under applicable Law, the approval of the FCA and Euronext Dublin for the Flutter Circular and the CBI and the FCA  for the Prospectus; and (iii) mail, or otherwise make available, and publish and passport the Flutter Circular and the Prospectus as required in accordance with, and to the extent permitted by, all applicable Laws.

(b)                                 On the date of mailing (or making available or publication) thereof, Flutter shall ensure that each of the Flutter Circular and the Prospectus complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, shall take all reasonable steps to ensure that each of the Flutter Circular and the Prospectus will not contain any misrepresentation (except that Flutter shall not be responsible to Stars for any information relating to Stars and its affiliates, including in relation to the Stars Shares, that was provided by Stars in writing for inclusion in the Flutter Circular and/or the Prospectus pursuant to Section 2.6(e)).

(c)                                  The Flutter Circular shall contain (i) confirmation that the Flutter Board has received advice from its financial advisers with respect to this Agreement; (ii) the unanimous recommendation of the Flutter Board to Flutter Shareholders that they vote in favour of each of the Flutter Resolutions; and (iii) a statement that that the Flutter Locked-up Shareholders have entered into the Flutter Meeting Voting Agreements and have agreed to vote all their Flutter Shares in favour of the Flutter Resolutions and against any resolution submitted by any Flutter Shareholder that is inconsistent with the Arrangement, subject to the other terms of this Agreement.

(d)                                 Each Stars Proposed Director shall take responsibility for (and shall approve the form of responsibility statement contained in) the Prospectus, provided that (i) each such Stars Proposed Director shall have been provided such information, assistance and advice from Flutter and its advisers as he or she reasonably requires in connection with the assumption of responsibility for the Prospectus; and (ii) Flutter has in place customary policies of directors’ and officers’ liability insurance in connection with the assumption of such responsibility for all Stars Proposed Directors and all Flutter Proposed Directors on terms reasonably satisfactory to each such director. The Stars Proposed Directors shall be given a reasonable opportunity to review and comment on the Prospectus prior to it being approved by the CBI, or any other relevant authority whose approval is required under applicable Law, and shall be given notice of and be entitled to participate in any calls or meetings, and shall, at the same time as it is provided to the Flutter Proposed Directors, be provided and have the benefit of any advice (written or otherwise) given to the Flutter Proposed Directors, in each case in connection with the contents of and verification of the Prospectus.

(e)                                  Stars shall provide Flutter with all information regarding Stars, its affiliates and the Stars Shares as required by applicable Laws for inclusion in the Flutter Circular and/or the Prospectus or in any amendments or supplements to such Flutter Circular or Prospectus. Stars and Flutter shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Flutter Circular and/or the Prospectus and to the identification in the Flutter Circular and/or the Prospectus of each such advisor. Stars shall ensure that information provided in writing by Stars for inclusion in the Flutter Circular and/or the Prospectus does not include any misrepresentation concerning Stars and its affiliates, including in relation to the Stars Shares.

(f)                                   Flutter shall not be responsible for any information regarding Stars in the Flutter Circular or Prospectus provided in writing by Stars for inclusion in the Flutter Circular or Prospectus and Stars shall indemnify and save harmless each of Flutter, Flutter’s Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with (i) any misrepresentation or alleged misrepresentation in any such information regarding Stars provided in writing by Stars for inclusion in the Flutter Circular or Prospectus; and (ii) any order made, or any inquiry, investigation or proceeding by any securities regulator or other Governmental Entity, to the extent based on any misrepresentation or alleged misrepresentation in any such information regarding Stars provided in writing by Stars for inclusion in the Flutter Circular or Prospectus.

(g)                                  Stars and Flutter each acknowledge the importance of consistency across all public documents and, in that context, Stars and its legal counsel shall be given a reasonable opportunity to review and comment on the Flutter Circular and the Prospectus prior to the Flutter Circular being approved by the FCA and, if required, Euronext Dublin and the Prospectus being approved by the CBI and, if required, the FCA and reasonable consideration shall be given to any comments made by Stars and its legal counsel, provided that all information relating solely to Stars and its affiliates included in the Flutter Circular shall be in form and content approved in writing by Stars, acting reasonably. Flutter shall provide Stars with final copies of the Flutter Circular and the Prospectus prior to mailing (or making it available) to the Flutter Shareholders. Flutter shall notify Stars as soon as reasonably practicable of the receipt of any material comments from the

FCA, the CBI or Euronext Dublin (and for the avoidance of doubt each of their respective staff members) relating to the Flutter Circular and/or the Prospectus and as soon as reasonably practicable shall make available to Stars copies of all material written correspondence between it or any of its Representatives, on the one hand, and the FCA , the CBI or Euronext Dublin (and for the avoidance of doubt each of their respective staff members), on the other hand, with respect to the Flutter Circular and the Prospectus.

(h)                                 Stars and Flutter shall each promptly notify the other if, at any time before the Effective Date, it becomes aware that the Flutter Circular and/or the Prospectus (as the case may be) contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Flutter Circular and/or the Prospectus (as the case may be) as required or appropriate, and Flutter shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Flutter Circular and/or the Prospectus (as the case may be) to Flutter Shareholders (and, where relevant, the Stars Shareholders) and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

Section 2.7                                   Securities Law Compliance

Stars and Flutter shall co-operate and use commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals, required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, in accordance with applicable Securities Laws. It is acknowledged and agreed that, except as set forth in Section 2.6, Flutter shall not be required to file a prospectus or similar document or otherwise become subject to the securities laws of any jurisdiction (other than a province or territory of Canada) as a reporting issuer (or equivalent status in any such jurisdiction) in order to complete the Arrangement. Without prejudice to the foregoing, Flutter may also elect, at its sole discretion, to make such securities and other regulatory filings in the United States, the United Kingdom or other jurisdictions as may be necessary or desirable in connection with the completion of the Arrangement and, to the extent Flutter determines that such securities and/or other regulatory filings are necessary or desirable, Stars and Flutter shall co-operate and use commercially reasonable efforts in good faith in relation to the preparation of the same.

Section 2.8                                   Final Order

If (a) the Interim Order is obtained, (b) the Stars Resolution is passed at the Stars Meeting by the Stars Shareholders as provided for in the Interim Order and as required by applicable Law, and (c) the Flutter Resolutions are passed at the Flutter Meeting by the Flutter Shareholders, subject to the terms of this Agreement, Stars shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to section 182 of the OBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days following the later of the approval of the Stars Resolution at the Stars Meeting and the receipt of the Flutter Shareholder Approval, or within such other time period as may be agreed upon by the Parties, each acting reasonably.

Section 2.9                                   Court Proceedings

Subject to the terms of this Agreement, in connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Stars shall:

(a)                                 diligently pursue, and cooperate with Flutter in diligently pursuing, the Interim Order and the Final Order, and Flutter shall provide to Stars, on a timely basis, any information reasonably required to be supplied by Flutter in connection therewith;

(b)                                 provide Flutter’s outside counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments;

(c)                                  provide copies of any notice of appearance, evidence or other documents served on Stars or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)                                 ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)                                  not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.9 or with Flutter’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Flutter to agree or consent to any increase in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Flutter’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement;

(f)                                   not object to legal counsel to Flutter making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Stars is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement; and

(g)                                  oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Stars is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Flutter.

Section 2.10                            Stars Options and Stars Equity Awards

(a)                                 The Stars Board or an appropriate committee thereof shall adopt such resolutions or take such other actions (including obtaining any required consents and making any required amendments to the Stars Employee Share Plans) as may be required to effect and/or procure the following:

(i)                                     each Stars Option that as of the Effective Time is outstanding will cease to represent an option or other right to acquire Stars Shares and shall be exchanged at the Effective Time for an option to purchase from Flutter the number of Flutter Shares (rounded down to the nearest whole number) equal to: (A) 0.2253, multiplied by (B) the number of Stars Shares subject to such Stars Option immediately prior to the Effective Time, at an exercise price per Flutter Share (rounded up to the nearest whole cent) equal to (Y) the exercise price per Stars Share otherwise purchasable pursuant to such Stars Option immediately prior to the Effective Time, divided by (Z) 0.2253. Subject to the provisions of Section 2.10(c), all other terms and conditions of such option, including the term to expiry and conditions to and manner of exercising, will be the same as the Stars Option so exchanged, and shall be governed by the terms of the Stars Option Plan or the Stars Equity Plan, as applicable, and any document evidencing a Stars Option shall thereafter evidence and be deemed to evidence such exchanged option; and

(ii)                                  (A) to cause the terms of all unvested Stars PSUs, effective prior to the Effective Time, to be amended on the following basis: (i), subject to the provisions of Section 2.10(e), the Stars PSUs 2018 Performance Goals (as defined in the Stars Equity Plan) shall be deemed satisfied based on 150% of the “target” number of Stars PSUs obtainable under each Stars PSUs 2018 Award Agreement (as defined in the Stars Equity Plan); and (ii) the Stars PSUs 2019 Performance Goals (as defined in the Stars Equity Plan) shall be deemed satisfied based on 100% of the “target” number of Stars PSUs obtainable under each Stars 2019 Awards Agreement (as defined in the Stars Equity Plan) and the balance of such number of Stars PSUs under each Stars PSUs 2019 shall be forfeited, provided that, in each case, such Stars PSUs shall become subject to further vesting (if any) in accordance with their terms, as if they had in respect of time-based vesting been originally issued as Stars RSUs; and (B) each Stars Equity Award that as of the Effective Time is outstanding shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that the terms of such Stars Equity Awards shall be amended so as to substitute for the Stars Shares subject to such Stars Equity Awards, Flutter Shares (rounded down to the nearest whole number) equal to: (x) 0.2253, multiplied by (y) the number of Stars Shares subject to such Stars Equity Award immediately prior to the Effective Time but subject to any adjustment required to that award by the Stars Equity Plan or grant documentation as a result of this Agreement or the Arrangement. For greater certainty, all other terms and conditions of such award, including the term to expiry and conditions to and manner of exercising, will be the same as the Stars Equity Award and shall be governed by the terms of the Stars Equity Plan and any document evidencing a Stars Equity Award shall thereafter evidence and be deemed to evidence such an amended award.

(b)                                 Flutter shall take all corporate action necessary to reserve for issuance a sufficient number of Flutter Shares for delivery with respect to Stars Options and Stars Equity Awards assumed by it in accordance with Section 2.10(a) and, as of the Effective Time, Flutter will assume the Stars Employee Share Plans.

(c)                                  As soon as reasonably practicable after the Effective Time, Flutter will take such steps as are necessary to provide all holders of exchanged securities issued pursuant to Section 2.10(a) with replacement grant documentation to evidence such exchanged securities and the terms and conditions thereof. Such terms and conditions in respect of any Stars Options shall provide that such Stars Options so exchanged shall be exercisable until the original expiry date of such Stars Options notwithstanding the employment status of the holder thereof with Stars or any Subsidiary, unless such director, officer or employee has resigned without good reason or is terminated for cause following the Effective Time.

(d)                                 All Stars Shares that are subject to the Stars Employee Stock Purchase Plan shall be subject to the Plan of Arrangement and the holders thereof shall be entitled to receive the Consideration in respect of such Stars Shares at the same time and on the same conditions as the holders of the Stars Shares pursuant to the Arrangement. Stars will take all actions (including obtaining any necessary determinations and/or resolutions of the Board or a committee thereof and, if appropriate, amending the terms of the Stars Employee Stock Purchase Plan) that may be necessary or required under the Stars Employee Stock Purchase Plan to ensure that subject to the Arrangement becoming effective, the Stars Employee Stock Purchase Plan will terminate in its entirety at or prior to the Effective Time.

(e)                                  Stars and Flutter acknowledge and agree that the Stars PSUs 2017 and any Stars PSUs 2018 with Performance Goals (as defined in the Stars Equity Plan) measured at the period ending December 31, 2019 shall be treated as determined after December 31, 2019 in accordance with the terms of the Stars Equity Plan.

Section 2.11                            Articles of Arrangement and Effective Date

(1)                                 The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended from time to time by written agreement of the Parties.

(2)                                 On the third (3rd) Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement (including the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended from time to time in accordance with this Agreement) shall be sent by Stars to the Director.

(3)                                 From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA. Stars agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 7.4 of this Agreement to include such other terms determined to be necessary or desirable by Flutter, acting reasonably, provided that the Plan of Arrangement shall not be amended in any manner which is inconsistent with the provisions of this Agreement, which would reasonably be expected to delay, impair or impede the satisfaction of any condition set forth in Article 6 or which has the effect of reducing the Consideration or which is otherwise prejudicial to the Stars Shareholders or other parties to be bound by the Plan of Arrangement.

(4)                                 The closing of the Arrangement will take place via electronic document exchange at 8:00 a.m. on the Effective Date, or at such other time and place as may be agreed to by the Parties.

Section 2.12                            U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration to be issued pursuant to the Arrangement will be issued by Flutter in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder.  In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)                                 the Arrangement, including the procedural and substantive fairness of the terms and conditions of the Arrangement, will be subject to the approval of the Court;

(b)                                 the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(c)                                  the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Stars Shareholders, subject to the Arrangement;

(d)                                 Stars will ensure that each Person entitled to receive the Consideration on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with the sufficient information necessary for them to exercise that right;

(e)                                  each Person entitled to receive Consideration will be advised that the Consideration issued pursuant to the Arrangement has not been registered under the U.S. Securities Act and will be issued by Flutter in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)                                   the Interim Order approving the Stars Meeting will specify that each Stars Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(g)                                  the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(h)                                 the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Stars Shareholders; and

(i)                                     the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Flutter pursuant to the Plan of Arrangement.”

Section 2.13                            Payment of Consideration

Subject to the satisfaction (or waiver) of all of the conditions set forth in Article 6, Flutter will at the Effective Time allot and issue and irrevocably deposit with the Depositary (as such term is defined in the Plan of Arrangement) a sufficient number of Flutter Shares to satisfy the aggregate Consideration payable to the Stars Shareholders pursuant to the Plan of Arrangement in full.

Section 2.14                            No Fractional Shares

In no event shall any holder of Stars Shares be entitled to a fractional Flutter Share. Where the aggregate number of Flutter Shares to be issued to a Person as consideration under or as a result of the Arrangement would result in a fraction of a Flutter Share being issuable, the number of Flutter Shares to be received by such Stars Shareholder shall be rounded down to the nearest whole Flutter Share. Any such entitlements to fractions of Flutter Shares will be aggregated and sold in the market as soon as practicable after the Effective Date. The net proceeds of such sale (after deduction of all expenses and commissions incurred in connection with the sale) will be paid by (or on behalf of) Flutter in due proportions to Stars Shareholders who would otherwise have been entitled to such fractions, save that individual entitlements to amounts of less than £5.00 will be retained for the benefit of Flutter.

Section 2.15                            Announcement and Shareholder Communications

Stars and Flutter shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Stars and Flutter, the text and timing of such announcement to be approved in writing by the Parties in advance, acting reasonably. Stars and Flutter agree to co-operate in the preparation of presentations, if any, to Stars Shareholders or Flutter Shareholders regarding the transactions contemplated by this Agreement, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as permitted by Section 5.8, or (b) subject to Section 5.5, make any filing with any Governmental Entity with respect thereto without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each of Stars and Flutter’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice as soon as is practicable following the making of such disclosure or filing. Each of Stars and Flutter shall provide, where practicable and permitted by applicable Law, prior notice to the other Party of any material public disclosure that it proposes to make regarding its business or operations, together, where practicable and permitted by applicable Law, with a draft copy of such disclosure. The relevant Party and its legal counsel shall be given, where practicable, a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by the other Party and its legal counsel.

Section 2.16                            Withholding Taxes

Flutter and Stars shall be entitled to deduct and withhold from any amount or consideration payable or otherwise deliverable to any Person hereunder and from all consideration, dividends, interest or other amounts payable or distributed to any former Stars Shareholder such amounts as Flutter or Stars may be entitled or required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Flutter and Stars are hereby authorized on behalf of the relevant former Stars Shareholder to sell or otherwise dispose of such portion of the Consideration payable or deliverable to such former Stars Shareholders as is necessary to provide sufficient funds to Flutter or Stars, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Flutter or Stars shall notify the holder thereof, remit the appropriate portion of the net proceeds of such sale to the appropriate Governmental Entity and remit to such former Stars Shareholder any unapplied balance of the net proceeds of such sale.

Section 2.17                            List of Securityholders

At the reasonable request of the other Party from time to time, each Party shall provide the other Party (i) with a list (in both written and electronic form) of its registered shareholders, together with their addresses and respective holdings of Stars Shares or Flutter Shares, as the case may be, (ii) with a list of the names and addresses and holdings of all Persons having rights issued by such Party to acquire Stars Shares (including holders of Stars Options and Stars Equity Awards) or Flutter Shares (including holders of Flutter Options and Flutter RSUs), as the case may be, and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Stars Shares or Flutter Shares, as the case may be, together with their addresses and respective holdings of Stars Shares or Flutter Shares, as the case may be. Each Party shall from time to time require that its registrar and transfer agent furnish the other Party with such additional information, including updated or additional lists of shareholders and lists of holdings and other assistance as the other Party may reasonably request.

Section 2.18                            Dividends

(1)                                 Subject to applicable Law and the prior approval of the Flutter Board, Flutter Shareholders on the register of members of Flutter at 6.00 p.m. (Irish Standard Time) on the last day prior to the Effective Date will receive:

(a)                                 a dividend in respect of the financial year ending December 31, 2019 (unless a dividend in respect of such period has been declared or paid prior to the Effective Time); and

(b)                                 a dividend which will be an amount which is equal to the anticipated dividend per Flutter Share for the financial year ending December 31, 2020, pro-rated for the number of days elapsed in the period from January 1, 2020 to the Effective Date (inclusive), in each case consistent with past practice as regards to amount per share pro rated for equivalent time periods; and

(2)                                 Stars will not declare or pay any dividend or other distribution (whether in cash, stock or in kind) in the period between the date of this Agreement and the Effective Time, other than as is consistent with past practice as regards to amount per share, declaration record and payment dates.

Section 2.19                            Adjustment of Consideration

If, on or after the date of this Agreement and prior to the Effective Time:

(1)                                 Stars sets a record date for any dividend or other distribution on the Stars Shares that is prior to the Effective Time or Stars pays any dividend or other distribution on the Stars Shares prior to the Effective Time then:

(a)                                 to the extent that the amount of such dividends or distributions per Stars Share do not exceed the aggregate value of the Consideration per Stars Share (calculated by reference to the closing price of a Flutter Share on the trading day before execution of this Agreement), the Consideration per Stars Share shall be reduced by the amount of such dividends or distributions; and

(b)                                 to the extent that the amount of such dividends or distributions per Stars Share exceeds the amount of the Consideration per Stars Share (calculated by reference to the closing price of a Flutter Share on the trading day before execution of this Agreement), such excess amount shall be placed in escrow for the account of Flutter or another Person designated by Flutter; or

(2)                                 other than as provided pursuant to Section 2.18(1) or in connection with the Flutter Permitted Interim Dividend, Flutter sets a record date for any dividend or other distribution on the Flutter Shares that is prior to the Effective Time or Flutter pays any dividend or other distribution on the Flutter Shares that is not consistent with past practice as regards to amount per share prior to the Effective Time pro rated for equivalent time periods then to the extent that the amount of such dividends or distributions per Flutter Share is greater than as would be consistent with past practice, the Consideration per Stars Share shall be increased by the amount of the difference between such dividends or distributions and the amount of such dividends or distributions as would be consistent with past practice, multiplied by 0.2253.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF STARS

Section 3.1                                   Representations and Warranties

Except as set forth in the Stars Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent on its face it should relate) or, other than in the case of the representations and warranties contained in Section 3.1(a) [Organization and Qualification], Section 3.1(b) [Authority Relative to this Agreement], Section 3.1(c) [No Conflict; Required Filings and Consent], Section 3.1(d) [Subsidiaries]. Section 3.1(g)(i) [Capitalization and Listing], Section 3.1(t) [Brokers], Section 3.1(u) [Fairness Opinion] and Section 3.1(v) [Board Approval], in the Stars Public Documents (excluding any cautionary language, forward looking statements, description of risk factors (other than reasonably specific factual statements made in the risk factors section of Stars’ interim financial statements for the three and six months ended June 30, 2019 and its Annual Information Form for its fiscal year ended December 31, 2018) or similar language contained therein), Stars hereby represents and warrants to Flutter as follows, and acknowledges that Flutter is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)                                 Organization and Qualification. Stars is duly incorporated and validly existing under the OBCA and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Stars is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. True and complete copies of the constating documents of Stars have been disclosed in the Stars Public Documents, and Stars has not taken any action to amend or supersede such documents as at the date hereof.

(b)                                 Authority Relative to this Agreement. Stars has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the  agreements and other documents to be entered into by it hereunder and the consummation by Stars of the transactions contemplated hereunder and thereunder have been duly authorized by the Stars Board and no other corporate proceedings on the part of Stars are necessary to authorize this Agreement, the agreements and other documents to be entered into by it hereunder or the Arrangement other than the Stars Shareholder Approval in the manner required by the Interim Order and Law and approval by the Court. This Agreement has been duly executed and delivered by Stars and constitutes a valid and binding obligation of Stars, enforceable by Flutter against Stars in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)                                  No Conflict; Required Filings and Consent. The execution and delivery by Stars of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)                                     subject to receipt of the Stars Shareholder Approval, Regulatory Approvals and Gaming Consents, as applicable, violate, conflict with or result in a breach of:

(A)                               any provision of the articles, by-laws or other constating documents of Stars or any of its Material Subsidiaries;

(B)                               any Material Contracts or Authorizations to which Stars or any of its Subsidiaries is a party or by which Stars or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement; or

(C)                               any Law to which Stars or any of its Subsidiaries is subject or by which Stars or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement;

(ii)                                  subject to receipt of the Regulatory Approvals and the Gaming Consents as applicable, give rise to any right of termination, or the acceleration of any indebtedness, under any Material Contract or Authorization to which Stars or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement; or

(iii)                               subject to receipt of the Regulatory Approvals and the Gaming Consents, as applicable, give rise to any rights of first refusal or rights of first offer or any restriction or limitation, under any Material Contract or Authorization to which Stars or any of its Subsidiaries is a party or by which Stars or any of its Subsidiaries is bound, or result in the imposition of any Lien upon any of Stars’ assets or properties or the assets or properties of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

Other than the Regulatory Approvals and the Gaming Approvals, compliance with any applicable Securities Laws, stock exchange rules and policies, the Interim Order, the Final Order and the filing of the Articles of Arrangement, no Authorization of, or filing with, any Governmental Entity is necessary on the part of Stars or any of its Subsidiaries for the consummation by Stars of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Stars or any of its Subsidiaries under any of its Authorizations, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(d)                                 Subsidiaries. Each Subsidiary of Stars: (i) is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and (ii) has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. Except as disclosed in Section 3.1(d) of the Stars Disclosure Letter, Stars beneficially owns, directly or indirectly, all of the issued and outstanding shares of capital of, or other equity or voting interests in, each of its Subsidiaries.

(e)                                  Compliance with Laws. Stars and its Subsidiaries have complied in all material respects with and are not in violation of any applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(f)                                   Authorizations. Stars and its Subsidiaries have obtained, and (to the extent binding on Flutter or any of its Subsidiaries) are in material compliance with, all material Authorizations necessary to conduct their businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(g)                                  Capitalization and Listing.

(i)                                     The authorized share capital of Stars consists of an unlimited number of Stars Shares and an unlimited number of preferred shares. As of the date of this Agreement, there are: (A) 287,767,375 Stars Shares validly issued and outstanding as fully-paid and non-assessable shares of Stars; (B) nil preferred shares issued or outstanding; (C) outstanding Stars Options granted under the Stars Option Plan providing for the issuance of 3,719,207 Stars Shares upon the exercise thereof; (D) Stars RSUs providing for the issuance of 783,503 Stars Shares upon the settlement thereof; (E) Stars PSUs providing for the issuance of up to 3,551,988 Stars Shares upon the settlement thereof (assuming the maximum number of Stars PSUs are vested and settled), provided that only up to 2,255,849 of such Stars Shares shall be issued on the Effective Date; and (F) Stars DSUs providing for the issuance of 284,096 Stars Shares upon the settlement thereof. Except for the Stars Options and the Stars Equity Awards referred to in this Section 3.1(g)(i) or pursuant to the terms of any Contract or other event or arrangement listed on Section 3.1(g)(i) of the Stars Disclosure Letter, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, pooling or voting trusts, agreements, arrangements, commitments or obligations of Stars or any of its Subsidiaries to issue or sell any shares of Stars or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Stars or any of its Subsidiaries, and other than the Stars Employee Share Plans, there are no equity or security based compensation arrangements maintained by Stars. No Person is entitled to any pre-emptive or other similar right granted by Stars or any of its Subsidiaries.

(ii)                                  All Stars Shares that may be issued pursuant to the exercise or settlement, as applicable, of outstanding Stars Options and Stars Equity Awards will, when issued in accordance with the terms of the Stars Options and Stars Equity Awards, as applicable, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.  The Stars Shares are listed on TSX and the NASDAQ and are not listed on any market other than TSX and the NASDAQ.

(h)                                 Reporting Issuer Status.

(i)                                     As of the date hereof, Stars is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces and territories of Canada.

(ii)                                  Stars has not taken any action to cease to be a reporting issuer in any province or territory nor has Stars received notification from any Governmental Entity seeking to revoke the reporting issuer status of Stars.  No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of Stars is pending, in effect, has been threatened, or is expected to be implemented or undertaken, and Stars is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(i)                                     Certain Securities Law Matters.

(i)                                     Stars is an SEC registrant.

(ii)                                  The Stars Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, and Stars is in compliance with its reporting obligations pursuant to section 13 of the U.S. Exchange Act.

(iii)                               Other than the Stars Shares, Stars does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act.

(iv)                              Stars is in compliance with all applicable NASDAQ rules and regulations.

(v)                                 Stars is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act.

(vi)                              Stars is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(vii)                           Stars has disclosed to Flutter the existence of any material non-routine correspondence between Stars or any of its affiliates and the SEC, NASDAQ or the TSX (including any unresolved issues), and a reasonably detailed summary of the contents thereof, in the three years before the date of this Agreement.

(j)                                    Reports. Stars has filed with all applicable Governmental Entities true and complete copies of the Stars Public Documents that Stars is required to file therewith. The Stars Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws. Stars has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(k)                                 Financial Statements. The audited consolidated financial statements for Stars as of and for each of the fiscal years ended on December 31, 2018, December 31, 2017, and December 31, 2016 including the notes thereto and the interim consolidated financial statements for Stars for the six-month period ended June 30, 2019 including the notes thereto have been, and all financial statements of Stars which are publicly disseminated by Stars in respect of any subsequent periods prior to the Effective Date will be, (i) prepared or shall be prepared, as applicable, in accordance with Canadian GAAP and applicable Law, (ii) complied or shall comply, as applicable, in all material respects with applicable accounting requirements in Canada, and (iii) fairly present or shall fairly present, as applicable, in all respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of Stars and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of Stars and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

(l)                                     Disclosure Controls and Internal Control over Financial Reporting

(i)                                     The management of Stars has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Stars in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities.

(ii)                                  Stars has designed and materially complies with internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Stars and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of Stars and its Subsidiaries are being made only with authorizations of management and directors of Stars and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Stars or its Subsidiaries that could have a material effect on its financial statements, except as would not, in any case, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. To the knowledge of Stars, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Stars that are reasonably likely to adversely affect the ability of Stars to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Stars, except as would not, in any case, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(iii)                               Since December 31, 2018, none of Stars, any of its Subsidiaries or, to Stars’ knowledge, any director, officer, employee, auditor, accountant or representative of Stars or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Stars or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Stars or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Stars Board, except as would not, in any case, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(m)                             Intellectual Property.

(i)                                     Section 3.1(m)(i) of the Stars Disclosure Letter contains a complete and accurate list of all material registrations throughout the world for Stars Owned Intellectual Property, excluding domain names owned by Stars or any of its Subsidiaries. Such list includes, where applicable, the record owner, jurisdiction and registration number, and the date issued (or filed) for each of the foregoing.

(ii)                                  Stars and its Subsidiaries are the sole and exclusive owners of or have a valid right to use, free and clear of all Liens, all of the Stars Technology used in or necessary for the conduct of their business as currently conducted or contemplated to be conducted, subject to the terms of any applicable third party license agreements, except as would not, individually or in the aggregate, constitute a Material Adverse Effect on

Stars. The material Stars Owned Intellectual Property and, to the knowledge of Stars, any material Stars Licensed Intellectual Property used in the business of Stars and its Subsidiaries, is subsisting, in full force and effect, and has not been cancelled, expired, or abandoned, except as would not, individually or in the aggregate, constitute a Material Adverse Effect on Stars.

(iii)                               The Stars Information Technology which is owned by Stars does not utilize open source software, except to the extent that such use would not, individually or in the aggregate, constitute a Material Adverse Effect on Stars. To the knowledge of Stars, none of the parties to the Stars License Agreements is in material default and there are no grounds on which they might be terminated, except as would not, individually or in the aggregate, constitute a Material Adverse Effect on Stars.

(iv)                              The conduct of the business of Stars and its Subsidiaries, as presently conducted, does not conflict with or result in violation of any intellectual property rights of any other Person, except to the extent that such use would not, individually or in the aggregate, constitute a Material Adverse Effect on Stars.

(v)                                 Stars is not pursuing any third party in relation to such third party misappropriating, infringing, diluting or violating any Stars Owned Intellectual Property used by Stars and its Subsidiaries, and no legal action or other adversarial claims have been brought or threatened against any third party by Stars and its Subsidiaries in relation to such Stars Owned Intellectual Property, except as would not, in all cases, individually or in the aggregate, constitute a Material Adverse Effect on Stars.

(vi)                              Stars and its Subsidiaries have established (and are operating in material compliance with) commercially reasonable disaster recovery plans, procedures and facilities, including hardware and software, and have taken commercially reasonable steps to safeguard all hardware, software and Stars Information Technology and Stars Technical Information that is material to their business and restrict unauthorized access thereto.  In the last 24 months, the Stars Information Technology has not been subject to any data loss or theft, unauthorised access, malware attack or other security breach or failure (each a “Cyber Security Incident”), except as would not, in any case, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Stars.

(n)                                 Employment Matters.

(i)                                     Except as disclosed in Section 3.1(n)(i) of the Stars Disclosure Letter, or as contemplated by this Agreement or the Arrangement, no management-level employee, director or officer of Stars or of any of its Subsidiaries has any written or oral agreement or understanding in relation to any material termination, length of notice, pay in lieu of notice, severance, job security or similar provisions, nor are there any material change of control payments, golden parachutes, severance payments, retention payments or similar agreements with any director, officer or management-level employee of Stars providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement.

(ii)                                  Stars and its Subsidiaries are not a party to, nor are any of them engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Stars employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Stars employees by way of certification, interim certification, voluntary recognition, or succession rights of any Stars employees.

(iii)                               To the knowledge of Stars, Stars and its Subsidiaries have not and are not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Stars, threatened against Stars.

(o)                                 Absence of Certain Changes or Events. Since December 31, 2018, other than the transactions contemplated in this Agreement, (i) the business of Stars and its Subsidiaries has been conducted in the ordinary course of business, and (ii) there has not been a Material Adverse Effect on Stars.

(p)                                 Litigation. Except as disclosed in Section 3.1(p) of the Stars Disclosure Letter, there is no claim, action, inquiry, proceeding or investigation in effect, ongoing or pending or, to the knowledge of Stars, threatened against or relating to Stars or any of its Subsidiaries, the business of Stars or any of its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Stars, threatened against or relating to Stars nor any of its Subsidiaries before any Governmental Entity. Neither Stars nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect on Stars or which would prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(q)                                 Taxes.

To the knowledge of Stars:

(i)                                     each of Stars and its Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Stars and each of its Subsidiaries has paid all Taxes, including instalments on account of

Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Stars has provided adequate accruals in accordance with Canadian GAAP in the most recently published financial statements of Stars for any Taxes of Stars and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(ii)                                  each of Stars and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it;

(iii)                               there are no material proceedings, investigations, audits or claims now pending against Stars or any of its Subsidiaries in respect of any Taxes and there are no material matters under enquiry, audit or appeal with any Governmental Entity relating to Taxes;

(iv)                              for the purposes of the Tax Act and any other relevant Tax purposes:

(A)                               Stars is resident in Canada and is not resident in any other country; and

(B)                               except as disclosed in Section 3.1(q)(iv)(B) of the Stars Disclosure Letter, each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country; and

(v)                                 Stars Shares are not and will not be, at or before the Effective Time, registered in a register kept in the United Kingdom,

except, in respect of Section 3.1(q)(i), (ii) and (iii) only, as would not have, or would not reasonably be expected to have an effect that is material and adverse to the business, operations, results of operations, capital, assets, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Stars and its Subsidiaries.

(r)                                    Benefit Plans.

(i)                                     (A) No Stars Benefit Plan is a “registered pension plan” as that term is defined in the Tax Act, (B) no Stars Benefit Plan is a Multi-Employer Plan and (C) there is no entity other than Stars and/or its Subsidiaries participating in any Stars Benefit Plan.

(ii)                                  Each material Stars Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws and any contributions required to be made under each material Stars Benefit Plan, as of the date hereof, have been timely made in accordance with the terms of each material Stars Benefit Plan and applicable Laws, and all obligations in respect of each Stars Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Stars in accordance with Canadian GAAP as of and for the fiscal year ended on December 31, 2018, including the notes thereto and the report by Stars’ auditors thereon. There are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending, or to the knowledge of Stars, threatened involving any Stars Benefit Plan or its assets, and to the knowledge of Stars, no facts exist which would reasonably be expected to give rise to any such investigation or material claim (other than routine claims for payment of benefits).

(s)                                   Material Contracts. To the knowledge of Stars, neither Stars nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Stars have knowledge of any condition that with the passage of time or the giving of notice or both would result in a breach or default under any Material Contract to which it is a party or bound (excluding Material Contracts relating to indebtedness of Stars or any of its Subsidiaries), except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. None of Stars or any of its Subsidiaries has received written notice of, any breach or default under (nor, to the knowledge of Stars, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract (excluding Material Contracts relating to indebtedness of Stars or any of its Subsidiaries) by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(t)                                    Brokers. Except for the fees to be paid to the Stars Financial Advisors pursuant to their engagement letters with Stars (the aggregate fees payable by Stars to each of the Stars Financial Advisors having been disclosed in Section 3.1(t) of the Stars Disclosure Letter), none of Stars, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other Person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(u)                                 Fairness Opinion. The Stars Board has received the Stars Fairness Opinions.

(v)                                 Board Approval.

(i)                                     The Stars Board, after consultation with its financial and legal advisors, has unanimously: (A) determined that the Consideration to be received by the Stars Shareholders pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of Stars; (B) resolved to recommend that the Stars Shareholders vote in favour of the Stars Resolution and to include such recommendation in the Stars Circular; and (C) authorized the entering into of this Agreement and the performance by Stars of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(w)                               Canadian Regulatory Matters. As measured in accordance with the Competition Act as at December 31, 2018, Stars had: (a) assets in Canada that did not exceed C$375 million in aggregate value; and (b) gross revenues from sales in, from or into Canada that did not exceed C$375 million in aggregate value.

(x)                                 No “Collateral Benefit”. To the knowledge of Stars, no related party of Stars (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Stars Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(y)                                 Canadian Resident Shareholders. To the knowledge of Stars, based solely upon publicly available information, as of August 15, 2019, the total number of equity securities of Stars owned, directly or indirectly, by residents of Canada does not exceed 10% percent, on a fully-diluted basis, of the total number of equity securities of Stars, calculated in accordance with sections 1.2 of National Instrument 71-102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers.

Section 3.2                                   Survival of Representations and Warranties

The representations and warranties of Stars contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF FLUTTER

Section 4.1                                   Representations and Warranties

Except as set forth in the Flutter Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent on its face it should relate) or, other than in the case of the representations and warranties contained in Section 4.1(a) [Organization and Qualification], Section 4.1(b) [Authority Relative to this Agreement], Section 4.1(c) [No Conflict; Required Filings and Consent], Section 4.1(d) [Subsidiaries], Section 4.1(g)(i) [Capitalization and Listing], Section 4.1(s) [Brokers] and Section 4.1(u) [Board Approval], in the Flutter Public Documents (excluding any cautionary language, forward looking statements, description of risk factors (other than reasonably specific factual statements made in the risk factors section of Flutters interim financial statements for the period ending June 30, 2019 and its annual report for its financial year ended December 31, 2018) or similar language contained therein), Flutter hereby represents and warrants to Stars as follows, and acknowledges that Stars is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)                                 Organization and Qualification. Flutter is duly incorporated and validly existing under the Laws of Ireland and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Flutter is duly qualified to carry on business and is in good standing (or has a normal status or equivalent) in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. True and complete copies of the constating documents of Flutter have been disclosed in Section 4.1(a) of the Flutter Disclosure Letter, and Flutter has not taken any action to amend or supersede such documents as at the date hereof.

(b)                                 Authority Relative to this Agreement. Flutter has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the agreements and other documents to be entered into by it hereunder and the consummation by Flutter of the transactions contemplated hereunder and thereunder have been duly authorized by the Flutter Board and no other corporate proceedings on the part of Flutter are necessary to authorize this Agreement, the agreements and other documents to be entered into by it hereunder or the Arrangement other than the Flutter Shareholder Approval. This Agreement has been duly executed and delivered by Flutter and constitutes a valid and binding obligation of Flutter, enforceable by Stars against Flutter in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)                                  No Conflict; Required Filings and Consent. The execution and delivery by Flutter of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)                                     subject to the receipt of the Flutter Shareholder Approval, Regulatory Approvals and Gaming Consents, as applicable, violate, conflict with or result in a breach of:

(A)                               any provision of the constitution, articles of association, by-laws or other constating documents of Flutter or any of its Material Subsidiaries;

(B)                               any Material Contracts or Authorizations to which Flutter or any of its Subsidiaries is a party or by which Flutter or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement; or

(C)                               any Law to which Flutter or any of its Subsidiaries is subject or by which Flutter or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement;

(ii)                                  subject to receipt of the Regulatory Approvals and the Gaming Consents, as applicable, give rise to any right of termination, or the acceleration of any indebtedness, under any Material Contract or Authorization to which Flutter or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement; or

(iii)                               subject to receipt of the Regulatory Approvals and the Gaming Consents, as applicable, give rise to any rights of first refusal or rights of first offer or any restriction or limitation under any Material Contract or Authorization to which Flutter or any of its Subsidiaries is a party or by which Flutter or any of its Subsidiaries is bound, or result in the imposition of any Lien upon any of Flutter’s assets or properties or the assets or properties of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

Other than the Regulatory Approvals and the Gaming Approvals, compliance with any applicable Securities Laws, stock exchange rules and policies, the Interim Order, the Final Order and the filing of the Articles of Arrangement, no Authorization of, or filing with, any Governmental Entity is necessary on the part of Flutter or any of its Subsidiaries for the consummation by Flutter of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Flutter or any of its Subsidiaries under any of its Authorizations, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(d)                                 Subsidiaries. Each Subsidiary of Flutter: (i) is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and (ii) has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse

Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. Except as disclosed in Section 4.1(d) of the Flutter Disclosure Letter, Flutter beneficially owns, directly or indirectly, all of the issued and outstanding shares in the share capital of, or other equity or voting interests in, each of its Subsidiaries.

(e)                                  Compliance with Laws. Flutter and its Subsidiaries have complied in all material respects with and are not in violation of any applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(f)                                   Authorizations. Flutter and its Subsidiaries have obtained, and (to the extent binding on Flutter or any of its Subsidiaries) are in material compliance with, all material Authorizations necessary to conduct their businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(g)                                  Capitalization and Listing.

(i)                                     As of the date of this Agreement, there are: (A) 78,219,653 Flutter Shares (excluding any shares held in treasury) validly issued and outstanding as fully-paid shares of Flutter; (B) outstanding Flutter Options providing for the issuance of 1,315,219 Flutter Shares upon the exercise thereof; and (C) Flutter RSUs providing for the issuance of 115,917 Flutter Shares upon the settlement thereof. Except for the Flutter Options and Flutter RSUs referred to in this Section 4.1(g)(i) or pursuant to the terms of any Contract or other event or arrangement listed on Section 4.1(g)(i) of the Flutter Disclosure Letter, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, pooling or voting trusts, agreements, arrangements, commitments or obligations of Flutter or any of its Subsidiaries to issue or sell any shares of Flutter or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Flutter or any of its Subsidiaries and other than the Flutter Employee Share Plans, there are no equity or security based compensation arrangements maintained by Flutter. No Person is entitled to any pre-emptive or other similar right granted by Flutter or any of its Subsidiaries.

(ii)                                  All Flutter Shares that may be issued pursuant to the exercise or settlement, as applicable, of outstanding Flutter Options and Flutter RSUs will, when issued in accordance with the terms of the Flutter Options and Flutter RSUs, as applicable, be duly authorized, validly issued and fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. The Flutter Shares have a listing on the premium listing segment of the Official List of the FCA and a secondary listing on the Official List of Euronext Dublin and are traded on the LSE’s main market for listed securities and the Euronext Dublin Market and are not, with the consent of Flutter, listed or traded elsewhere.

(h)                                 Compliance with Securities Laws. There is no delisting, suspension of trading in or cease trading order with respect to any securities of Flutter. Details of any material non-routine correspondence between Flutter or any of its affiliates and the FCA, the London Stock Exchange or Euronext Dublin (including any unresolved issues) in the three years before the date of this Agreement have been provided to Stars.

(i)                                     Reports. Flutter has filed with all applicable Governmental Entities true and complete copies of the Flutter Public Documents that Flutter is required to file therewith. The Flutter Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws. For purposes of this Section 4.1(i) and this Agreement where appropriate, “file” and “filing” include, in the case of Flutter, any announcement made or required to be made to a regulatory information service.

(j)                                    Financial Statements. The audited consolidated financial statements for Flutter as of and for each of the financial years ended on December 31, 2018, December 31, 2017, and December 31, 2016 including the notes thereto and the interim consolidated financial statements for Flutter for the six-month period ended June 30, 2019  including the notes thereto have been, and all financial statements of Flutter which are publicly disseminated by Flutter in respect of any subsequent periods prior to the Effective Date will be, (i) prepared or shall be prepared, as applicable, in accordance with IFRS and applicable Law, (ii) complied or shall comply, as applicable, in all material respects with applicable accounting requirements in Ireland, and (iii) fairly present or shall fairly present, as applicable, in all respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of Flutter and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of Flutter and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

(k)                                 Disclosure Controls and Internal Control over Financial Reporting.

(i)                                     The management of Flutter has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Flutter in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities.

(ii)                                  Flutter has designed and materially complies with internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Flutter and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Flutter and its Subsidiaries are being made only with authorizations of management and directors of Flutter and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Flutter or its Subsidiaries that could have a material effect on its financial statements, except as would not, in any case, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. To the knowledge of Flutter, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Flutter that are reasonably likely to adversely affect the ability of Flutter to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Flutter,  except as would not, in any case, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(iii)                               Since December 31, 2018, none of Flutter, any of its Subsidiaries or, to Flutter’s knowledge, any director, officer, employee, auditor, accountant or representative of Flutter or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Flutter or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Flutter or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Flutter Board, except as would not, in any case, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(l)                                     Intellectual Property.

(i)                                     Section 4.1(l)(i) of the Flutter Disclosure Letter contains a complete and accurate list of all material registrations throughout the world for Flutter Owned Intellectual Property. Such list includes, where applicable, the record owner, jurisdiction and registration number, and the date issued (or filed) for each of the foregoing.

(ii)                                  Flutter and its Subsidiaries are the sole and exclusive owners of or have a valid right to use, free and clear of all Liens, all of the Flutter Technology used in or necessary for the conduct of their business as currently conducted or contemplated to be conducted, subject to the terms of any applicable third party license agreements, except as would not, individually or in the aggregate, constitute a Material Adverse Effect on Flutter. The material Flutter Owned Intellectual Property and, to the knowledge of Flutter, any material Flutter Licensed Intellectual Property used in the business of Flutter and its Subsidiaries, is subsisting, in full force and effect, and has not been cancelled, expired, or abandoned, except as would not, individually or in the aggregate, constitute a Material Adverse Effect on Flutter.

(iii)                               The Flutter Information Technology which is owned by Flutter does not utilize open source software, except to the extent that such use would not, individually or in the aggregate, constitute a Material Adverse Effect on Flutter. To the knowledge of Flutter, none of the parties to the Flutter License Agreements is in material default and there are no grounds on which they might be terminated, except as would not, individually or in the aggregate, constitute a Material Adverse Effect on Flutter.

(iv)                              The conduct of the business of Flutter and its Subsidiaries, as presently conducted, does not conflict with or result in violation of any intellectual property rights of any other Person, except to the extent that such use would not, individually or in the aggregate, constitute a Material Adverse Effect on Flutter.

(v)                                 Flutter is not pursuing any third party in relation to such third party misappropriating, infringing, diluting or violating any Flutter Owned Intellectual Property used by Flutter and its Subsidiaries, and no legal action or other adversarial claims have been brought or threatened against any third party by Flutter and its Subsidiaries in relation to such Flutter Owned Intellectual Property, except as would not, in all cases, individually or in the aggregate, constitute a Material Adverse Effect on Flutter.

(vi)                              Flutter and its Subsidiaries have established (and are operating in material compliance with) commercially reasonable disaster recovery plans, procedures and facilities, including hardware and software, and have taken commercially reasonable steps to safeguard all hardware, software and Flutter Information Technology and Flutter Technical Information that is material to their business and restrict unauthorized access thereto.  In the last 24 months, the Flutter Information Technology has not been subject to a Cyber Security Incident, except as would not, in any case, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Flutter.

(m)                             Employment Matters.

(i)                                     Except as disclosed in Section 4.1(m)(i) of the Flutter Disclosure Letter or as contemplated by this Agreement or the Arrangement, no management-

level employee, director or officer of Flutter or any of its Subsidiaries has any written or oral agreement or understanding in relation to any material termination, length of notice, pay in lieu of notice, severance, job security or similar provisions, nor are there any material change of control payments, golden parachutes, severance payments, retention payments or similar agreements with any director, officer, or management-level employee of Flutter providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement.

(ii)                                  Flutter and its Subsidiaries are not a party to, nor are any of them engaged in any negotiations with respect to any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Flutter employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Flutter employees by way of certification, interim certification, voluntary recognition, or succession rights of any Flutter employees.

(iii)                               To the knowledge of Flutter, Flutter and its Subsidiaries have not and are not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Flutter, threatened against Flutter.

(n)                                 Absence of Certain Changes or Events. Since December 31, 2018, other than the transactions contemplated in this Agreement, (i) the business of Flutter and its Subsidiaries has been conducted in the ordinary course of business and (ii) there has not been a Material Adverse Effect on Flutter.

(o)                                 Litigation. There is no claim, action, inquiry, proceeding or investigation in effect, ongoing or pending or, to the knowledge of Flutter, threatened against or relating to Flutter or any of its Subsidiaries, the business of Flutter or any of its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Flutter, threatened against or relating to Flutter nor any of its Subsidiaries before any Governmental Entity. Neither Flutter nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect on Flutter or which would prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(p)                                 Taxes.

To the knowledge of Flutter:

(i)                                     each of Flutter and its Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Flutter and each of its Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Flutter has provided adequate accruals in accordance with IFRS in the most recently published financial statements of Flutter for any Taxes of Flutter and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business;

(ii)                                  each of Flutter and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it;

(iii)                               there are no material proceedings, investigations, audits or claims now pending against Flutter or any of its Subsidiaries in respect of any Taxes and there are no material matters under enquiry, audit or appeal with any Governmental Entity relating to Taxes; and

(iv)                              for Tax purposes:

(A)                               Flutter is resident in Ireland and is not resident in any other country; and

(B)                               Except as disclosed in Section 4.1(p)(iv)(B) of the Flutter Disclosure Letter, each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country, except, in respect of Section 4.1(p)(i), (ii) and (iii) only, as would not have, or would not reasonably be expected to have, an effect that is material and adverse to the business, operations, results of operations, capital, assets, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Flutter and its Subsidiaries.

(q)                                 Benefit Plans. Each material Flutter Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws and any contributions required to be made under each material Flutter Benefit Plan, as of the date hereof, have been timely made in accordance with the terms of each material Flutter Benefit Plan and applicable Laws, and all obligations in respect of each Flutter Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Flutter in accordance with IFRS as of and for the financial year ended on December 31, 2018, including the notes thereto and the report by Flutter’s auditors thereon. There are no investigations by a Governmental Entity or material claims (other than routine claims for payment of benefits) pending, or to the knowledge of Flutter, threatened involving any Flutter Benefit Plan or its assets, and to the knowledge of Flutter, no facts exist which would reasonably be expected to give rise to any such investigation or material claim (other than routine claims for payment of benefits).

(r)                                    Material Contracts. To the knowledge of Flutter, neither Flutter nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Flutter have knowledge of any condition that with the passage of time or the giving of notice or both would result in a breach or default under any Material Contract to which it is a party or bound (excluding Material Contracts relating to indebtedness of Flutter or any of its Subsidiaries), except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement. None of Flutter or any of its Subsidiaries has received written notice of, any breach or default under (nor, to the knowledge of Flutter, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract (excluding Material Contracts relating to indebtedness of Flutter or any of its Subsidiaries) by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement.

(s)                                   Brokers. Except for aggregate fees payable by Flutter disclosed in Section 4.1(s) of the Flutter Disclosure Letter, none of Flutter, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other Person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(t)                                    Flutter Shares. The Flutter Shares to be issued by Flutter pursuant to, or in accordance with the terms of, the Arrangement will, in all cases, when issued be duly and validly issued by Flutter, fully paid and free of pre-emptive rights and Liens and rank pari passu in all respects with the other Flutter Shares in issue including with regard to the right to receive any dividends, distributions and other entitlements, made, paid or declared thereon which have a record date for payment that is after the Effective Time.

(u)                                 Board Approval. The Flutter Board, has unanimously: (i) determined that the Arrangement is in the best interests of Flutter and the Flutter shareholders; (ii) resolved to recommend that the Flutter Shareholders vote in favour of the Flutter Resolutions and to include such recommendation in the Flutter Circular; and (iii) authorized the entering into of this Agreement and the performance by Flutter of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(v)                                 Canadian Regulatory Matters. As measured in accordance with the Competition Act as at the date of this Agreement, Flutter has: (a) assets in Canada that do not exceed C$25 million in aggregate value; and (b) gross revenues from sales in, from or into Canada that do not exceed C$25 million in aggregate value.

(w)                               No “Collateral Benefit”. To the knowledge of Flutter, no related party of Stars (within the meaning of MI 61-101) together with its associated entities, which beneficially owns or exercises control or direction over 5% or more of the outstanding Stars Shares will receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

Section 4.2                                   Survival of Representations and Warranties

The representations and warranties of Flutter contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

Section 5.1                                   Covenants of Stars Regarding the Conduct of Business

Subject to compliance with applicable Law and in order to preserve the value of the Stars business, Stars covenants and agrees that, prior to the Effective Date, unless otherwise expressly contemplated or expressly permitted by this Agreement:

(a)                                 Stars shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business and use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Stars and its assets and properties, to keep available the services of its executive officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, Governmental Entities and others having business relationships with them, as in the ordinary course of business;

(b)                                 without limiting the generality of Section 5.1(a), Stars shall not, and shall cause each of its Subsidiaries not to, directly or indirectly without the prior written consent of Flutter, such consent not to be unreasonably withheld or delayed and which consent states that it is being given for the purposes of this Section 5.1(b) and except in the ordinary course of business or as expressly specified in Section 5.1(b) of the Stars Disclosure Letter:

(i)                                     issue, deliver or sell, or authorize the issuance, delivery or sale of any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of Stars or any of its Subsidiaries, other than the issuance, delivery or sale of: (A) Stars Shares on (1) the exercise or conversion of Stars Options or Stars Equity Awards, as applicable, that have been granted or approved by the Stars Board on the date hereof or as granted or approved by the Stars

Board hereafter in compliance with this Section 5.1(b)(i) or (2) pursuant to the terms of any Contract listed in Section 3.1(g)(i) of the Stars Disclosure Letter; (B) up to a maximum of such number of Stars Equity Awards so that the aggregate number of Stars Shares issuable pursuant to such Stars Equity Awards does not exceed 500,000, and provided that no Stars PSUs shall be granted or approved by the Stars Board (other than those that have been granted or approved by the Stars Board on the date hereof); and (C) any shares of capital stock of any Subsidiary of Stars to Stars or any other wholly-owned Subsidiary of Stars;

(ii)                                  sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets or properties of Stars or, to the extent materially prejudicial to the Arrangement or to Flutter, or any of its Subsidiaries or, to the extent materially prejudicial to the Arrangement or to Flutter, any interest in any assets of Stars and its Subsidiaries, in each case, that have a value greater than US$25,000,000 individually or US$50,000,000 in the aggregate;

(iii)                               amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of (A) Stars or (B) to the extent materially prejudicial to the Arrangement or to Flutter, any of Stars’ Subsidiaries;

(iv)                              split, combine, consolidate or reclassify any shares of the capital stock of Stars or undertake any capital reorganization, other than a capital reorganization which only involves wholly-owned Subsidiaries of Stars;

(v)                                 reorganize, amalgamate, combine or merge Stars or any of its Subsidiaries with any other Person, other than any such reorganization, amalgamation, combination or merger involving only wholly-owned Subsidiaries of Stars;

(vi)                              redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of the Stars Shares or any other shares of Stars and its Subsidiaries, except for shares held by Stars or a wholly-owned Subsidiary of Stars;

(vii)                           reduce the stated capital of the shares of (A) Stars or (B) to the extent materially prejudicial to the Arrangement or to Flutter, any of Stars’ Subsidiaries;

(viii)                        except as provided for by Section 2.18, declare or pay any dividend or other distribution (whether in cash, stock or in kind), except for any dividend or distribution from a wholly-owned Subsidiary of Stars to Stars or another wholly-owned Subsidiary of Stars;

(ix)                              acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise, other than mergers and amalgamations permitted in (v) above) any Person, or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other Person, in each case that have a value greater than US$25,000,000 individually or US$50,000,000 in the aggregate;

(x)                                 materially amend or propose to materially amend the terms of any material joint venture to which Stars or any of its Subsidiaries are party to the extent such amendment would, or would be reasonably likely to, materially adversely impact the value or operations of the Stars business (nor initiate or enter into any substantive discussions or hold meetings with any counterparty to such a joint venture, except in the ordinary course), and shall promptly notify Flutter of any material communication (other than ordinary course communication) from such counterparty in respect of such a joint venture (and, subject to compliance with applicable Law, provide Flutter with a copy of any such written communication) to the extent this materially adversely impacts the value of the Stars business;

(xi)                              incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, in excess of an amount of US$50,000,000 individually or in the aggregate, other than any amounts incurred by Stars or any of its wholly-owned Subsidiaries to Stars or any of its wholly-owned Subsidiaries;

(xii)                           adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Stars or a Material Subsidiary of Stars or, to the extent materially prejudicial to the Arrangement or to Flutter, any of its Subsidiaries or commence any bankruptcy, liquidation, winding-up or other similar proceeding of Stars or a Material Subsidiary of Stars or, to the extent materially prejudicial to the Arrangement or to Flutter, any of its Subsidiaries, it being understood that a liquidation, winding-up or dissolution of a wholly-owned Subsidiary of Stars that is not a Material Subsidiary into Stars or another of its wholly-owned Subsidiaries shall be deemed not to be materially prejudicial to the Arrangement;

(xiii)                        take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its material businesses as now conducted;

(xiv)                       without prejudice to the obligations of the Parties under Section 5.5 in relation to actions required in connection with Regulatory Approvals and the Gaming Approvals, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Stars or Flutter to consummate the Arrangement or the transactions contemplated by this Agreement;

(xv)                          other than in the ordinary course of business (including, for greater certainty, as part of Stars’ annual review of its compensation practices and/or remuneration policy) and other actions taken by Stars, acting in good faith, as part of its retention program: (A) increase any severance, change of control, retention or termination pay to (or to enter into or amend any existing arrangement relating to the foregoing with) any director or named executive officer of Stars; (B) increase benefits payable under any existing severance or termination pay policies or employment agreements to any director or named executive officer of Stars; (C) accelerate vesting or amend or waive any performance or vesting criteria under the Stars Employee Share Plans or Stars Benefit Plans or any grants made thereunder to any director or named executive officer of Stars other than in accordance with the terms of the Stars Employee Share Plans or any applicable grant documentation in force as at the date of this Agreement; or (D) increase base salary, bonus levels or other benefits payable to any director or named executive officer of Stars or any of its Subsidiaries;

(xvi)                       except for employment agreements entered into in the ordinary course of business, enter into any Contract, commitment, agreement, arrangement or other transaction (including relating to indebtedness by Stars or any of its Subsidiaries) with (A) any named executive officer or director of Stars, or (B) any affiliate or associate of any such named executive officer or director; and

(xvii)                    waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations except for any matters governed by Section 5.1(g)(i) in excess of an amount of US$50,000,000 in the aggregate, except for settlements covered by insurance, or (ii) which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement,

(c)                                  Nothing in Section 5.1(a) or Section 5.1(b) shall operate so as to restrict or prevent any of the following:

(i)                                     any action required for Stars to make any changes to its Authorizations, or apply for any new Authorizations, as may be necessary for it to continue to operate its business in compliance with all applicable Laws;

(ii)                                  any action required or expressly contemplated by this Agreement or the Arrangement as disclosed in Section 5.1(c) of the Stars Disclosure Letter;

(iii)                               any action reasonably undertaken by Stars or a Subsidiary in the case of an emergency or disaster or other serious incident or circumstance with the intention of minimising any adverse effect on the Stars business (and of which Flutter will be notified as soon as reasonably practicable);

(iv)                              any other action that Stars reasonably considers is required to be undertaken in order to comply with all applicable Laws in the best interests of the Stars business provided that Stars:

(A)                               consults in good faith with Flutter prior to taking any such action to the extent reasonably practicable; and

(B)                               subject to compliance with applicable Law, gives due consideration to any reasonable requests of Flutter with respect to such action.

(d)                                 Should Stars identify an action (other than any action set out in Section 5.1(b)) which Stars or a Subsidiary proposes to take which is outside the ordinary course of business, but which Stars considers will not adversely impact the value of the Stars business, the matter shall be referred to Divyesh Gadhia and one of either Rafael Ashkenazi or Marlon Goldstein and, on behalf of Flutter, Jonathan Hill and Edward Traynor, who will jointly determine whether the matter would adversely impact the value of the Stars business. If, within five Business Days of such referral, Divyesh Gadhia and either Rafael Ashkenazi or Marlon Goldstein and on behalf of Flutter, Jonathan Hill and Edward Traynor:

(i)                                     agree that the matter would not adversely impact the value of the Stars business, Stars shall not be required to seek consent for the relevant action in the same manner as required for the purposes of Section 5.1(b); or

(ii)                                  either: (i) agree that the matter would adversely impact the value of the Stars business; or (ii) do not reach agreement as to whether or not the matter would impact the value of the Stars business, Stars shall be required to seek consent for the relevant action pursuant to Section 5.1(b).

(e)                                  To the extent permitted by applicable Law, Stars shall promptly after becoming aware of the relevant matter notify Flutter in writing of:

(i)                                     any Material Adverse Effect on Stars or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect on Stars or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement;

(ii)                                  any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(iii)                               subject to compliance with applicable Law, any notice or other communication from any counterparty to a Material Contract with Stars to the effect that such counterparty is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify such Material Contract as a result of this Agreement or the Arrangement;

(iv)                              any notice or other communication from any Governmental Entity in connection with this Agreement (including in connection with the Stars Circular) (and Stars shall contemporaneously provide to Flutter a copy of any such written notice or communication or a detailed summary of any such oral communication); and

(v)                                 any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Stars, its Subsidiaries or their respective assets or properties;

(f)                                   Without prejudice to the obligations of the Parties under Section 5.5, Stars shall use commercially reasonable efforts to maintain and preserve all of its rights under each of its and its Subsidiaries’ Authorizations and shall not solicit or encourage any Governmental Entity to make additions to the obligations under any existing or future Authorization (except to the extent necessary for Stars to continue operating its business in accordance with applicable Laws in which case Stars shall consult with Flutter prior to soliciting or encouraging such additions and shall, acting reasonably and having regard to the obligations of the Parties under Section 5.5, give reasonable consideration to Flutter’s comments);

(g)                                  Stars and each of its Subsidiaries shall not (without the written consent of Flutter, such consent not to be unreasonably withheld or delayed) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in excess of an amount of US$50,000,000 in the aggregate;

(h)                                 Stars shall provide written notice to Flutter informing Flutter of any “investment” (as defined in subsection 212.3(10) of the Tax Act) made by Stars in a corporation which is not a resident of Canada for purposes of the Tax Act no later than the earlier of: (i) three (3) Business Days following the day of the investment, and (ii) the Effective Date; and

(i)                                     Stars shall not authorize, propose, enter into or modify any Contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.1.

Section 5.2                                   Covenants of Stars Relating to the Arrangement

Subject to Section 5.5, which shall govern in relation to Regulatory Approvals and Gaming Approvals, Stars shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Stars or any of its Subsidiaries under this Agreement, co-operate with Flutter in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary in order to consummate and make effective as soon as reasonably practicable the transactions contemplated by this Agreement. Without limiting the generality of the foregoing or the obligations in Section 5.5, Stars shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)                                 (i) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Stars or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and (ii) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Stars or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement;

(b)                                 except in relation to Regulatory Approvals and the Gaming Approvals (in respect of which the obligations of Section 5.5 shall apply instead), use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on Stars or its Subsidiaries with respect to the transactions contemplated by this Agreement;

(c)                                  use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary or advisable to be obtained under the Material Contracts to which Stars or any of its Subsidiaries are party in connection with the Arrangement or (B) required in order to maintain the Material Contracts to which Stars or any of its Subsidiaries are party in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Flutter, and without paying, and without committing itself or Flutter to pay, any consideration or incur any liability or obligation without the prior written consent of Flutter;

(d)                                 use commercially reasonable efforts to ensure that the exemption provided by Section 3(a)(10) of the U.S. Securities Act is available for the issuance of the Consideration to be issued pursuant to the Arrangement; and

(e)                                  use commercially reasonable efforts to take all necessary actions, and all actions requested by Flutter, acting reasonably, to cause the Stars Shares to be delisted from NASDAQ and to cause Stars to be deregistered from U.S. Securities and Exchange Commission reporting requirements at or following the Effective Time.

Section 5.3                                   Covenants of Flutter Regarding the Conduct of Business

Subject to compliance with applicable Law and in order to preserve the value of the Flutter business, Flutter covenants and agrees that, prior to the Effective Date, unless otherwise expressly contemplated or expressly permitted by this Agreement:

(a)                                 Flutter shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business and use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Flutter and its assets and properties, to keep available the services of its executive officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, Governmental Entities and others having business relationships with them, as in the ordinary course of business;

(b)                                 without limiting the generality of Section 5.3(a), Flutter shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, without the prior written consent of Stars, such consent not to be unreasonably withheld or delayed and which consent states that it is being given for the purposes of this Section 5.3(b), and (save in respect of paragraph (i)) except in the ordinary course of business or except as expressly specified in Section 5.3(b) of the Flutter Disclosure Letter:

(i)                                     issue, deliver or sell, or authorize the issuance, delivery or sale of any shares, any options, warrants or similar rights exercisable or exchangeable for or convertible into equity securities (as defined in section 1023 of the Companies Act), of Flutter or any of its Subsidiaries, other than the issuance, delivery or sale of: (A) Flutter Shares on the exercise or settlement of Flutter Options or Flutter RSUs, as applicable, that have been granted or approved by the Flutter Board on the date hereof or as granted or approved by the Flutter Board hereafter in compliance with this Section 5.3(b)(i); or (B) up to a maximum of such number of Flutter Options or Flutter RSUs so that the aggregate number of Flutter Shares issuable pursuant to such Flutter Options or Flutter RSUs does not exceed 1% of the issued and outstanding Flutter Shares as of the date hereof; or (C) any shares of capital stock of any Subsidiary of Flutter to Flutter or any other wholly-owned Subsidiary of Flutter;

(ii)                                  sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of or properties of Flutter or, to the extent materially prejudicial to the Arrangement or to Stars, any of its Subsidiaries or, to the extent materially prejudicial to the Arrangement or to Stars, any interest in any assets of Flutter and its Subsidiaries, in each case that have a value greater than £20,000,000 individually or £40,000,000 in the aggregate;

(iii)                               amend or propose to amend the constitution, articles of association, by-laws or other constating documents or the terms of any securities of (A) Flutter or (B) to the extent materially prejudicial to the Arrangement or to Stars, any of Flutter’s Subsidiaries;

(iv)                              split, combine, consolidate or reclassify any shares of the share capital of Flutter or undertake any capital reorganization, other than a capital reorganization which only involves wholly-owned Subsidiaries of Flutter;

(v)                                 reorganize, amalgamate, combine or merge Flutter or any of its Subsidiaries with any other Person, other than any such reorganization, amalgamation, combination or merger involving only wholly-owned Subsidiaries of Flutter;

(vi)                              redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its shares or reduce the stated capital in respect of the Flutter Shares or any other shares of Flutter and its Subsidiaries, except for shares held by Flutter or a wholly-owned Subsidiary of Flutter;

(vii)                           reduce the stated capital of the shares of (A) Flutter or (B) to the extent materially prejudicial to the Arrangement or to Stars, any of Flutter’s Subsidiaries;

(viii)                        except as provided for by Section 2.18 or in connection with the Flutter Permitted Interim Dividend, declare or pay any dividend or other distribution (whether in cash, stock or in kind), except for any dividend or distribution from a wholly-owned Subsidiary of Flutter to Flutter or another wholly-owned Subsidiary of Flutter;

(ix)                              acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise, other than mergers and amalgamations permitted in (v) above) any Person, or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets of any other Person, in each case having a value greater than £20,000,000 individually or £40,000,000 in the aggregate;

(x)                                 materially amend or propose to materially amend the terms of any material joint venture to which Flutter or any of its Subsidiaries are party to the extent such amendment would, or would be reasonably likely to, materially adversely impact the value or operations of the Flutter business (nor initiate or enter into any substantive discussions or hold meetings with any counterparty to such a joint venture, except in the ordinary course), and shall promptly notify Stars of any material communication (other than ordinary course communication) from such counterparty in respect of such a joint venture (and, subject to compliance with applicable Law, provide Stars with a copy of any such written communication) to the extent this materially adversely impacts the value of the Flutter business;

(xi)                              incur, create, assume or otherwise become liable for any indebtedness for borrowed money or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the indebtedness of any other Person or make any loans or advances to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the indebtedness of, any Person, in excess of an amount of £40,000,000 individually or in the aggregate, other than:

(A)                               under the Flutter Existing Financing Agreements;

(B)                               any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate, price, index or credit rating which is either: (x) a spot or forward delivery foreign exchange contract entered into in the ordinary course of business and not for speculative purposes; or (y) entered into for the hedging of actual or projected real exposures arising in the ordinary course of trading of Flutter or any of its Subsidiaries (including, for the avoidance of doubt, interest rate exposures) not for speculative purposes;

(C)                               any netting or set off arrangement (or any guarantee or indemnity in respect of those arrangements) entered into by Flutter or any of its Subsidiaries in the ordinary course of its banking or cash management or pooling arrangements for the purpose of netting debt and credit balances;

(D)                               any amount owed by Flutter or any of its Subsidiaries to Flutter or any of its Subsidiaries;

(E)                                any indebtedness arising in the ordinary course for Flutter and its Subsidiaries;

(F)                                 any loans made to, or capital contribution or investment in, its Subsidiaries;

(G)                               as may be reasonably required for prudent treasury management, including any increase in the liquidity facilities of Flutter to reflect the increase in the anticipated requirements of the combined group following the consummation of the Arrangement; and

(H)                              as required to effect a refinancing of the Stars Senior Indenture or the Stars Credit Agreement or any other Indebtedness of Stars and its Subsidiaries subsisting at or prior to the Effective Time.

(xii)                           adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Flutter or a Material Subsidiary of Flutter or, to the extent materially prejudicial to the Arrangement or to Stars, any of its Subsidiaries or commence any bankruptcy, liquidation, winding-up or other similar proceeding of Flutter or a Material Subsidiary of Flutter or, to the extent materially prejudicial to the Arrangement or to Stars, of any of its Subsidiaries, it being understood that a liquidation, winding-up or dissolution of a wholly-owned Subsidiary of Flutter that is not a Material Subsidiary into Flutter or another of its wholly-owned Subsidiaries shall be deemed not to be materially prejudicial to the Arrangement;

(xiii)                        take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its material businesses as now conducted;

(xiv)                       without prejudice to the obligations of the Parties under Section 5.5 in relation to actions required in connection with Regulatory Approvals and the Gaming Approvals, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Stars or Flutter to consummate the Arrangement or the transactions contemplated by this Agreement;

(xv)                          other than in the ordinary course of business (including, for greater certainty, as part of Flutter’s annual review of its compensation practices and/or remuneration policy) and other actions taken by Flutter, acting in good faith, as part of its retention program: (A) increase any severance, change of control, retention or termination pay to (or to enter into or amend any existing arrangement relating to the foregoing with) any director or executive officer of Flutter; (B) increase benefits payable under any existing severance or termination pay policies or employment agreements to any director or executive officer of Flutter; (C) accelerate vesting or amend or waive any performance or vesting criteria under the Flutter Employee Share Plans or Flutter Benefit Plans or any grants made thereunder to any director or executive officer of Flutter other than in accordance with the terms of the Flutter Employee Share Plans or any applicable grant documentation in force as at the date of this Agreement; or (D) increase base salary, bonus levels or other benefits payable to any director or executive officer of Flutter;

(xvi)                       except for employment agreements entered into in the ordinary course of business, enter into any Contract, commitment, agreement, arrangement or other transaction (including relating to indebtedness by Flutter or any of its Subsidiaries) with (A) any officer or director of Flutter, (B) any affiliate or associate of any such officer or director; and

(xvii)                    waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations except for any matters governed by Section 5.3(g) (i) in excess of an amount of £40,000,000 in the aggregate, except for settlements covered by insurance, or (ii) which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement.

(c)                                  Nothing in Section 5.3(a) or Section 5.3(b) shall operate so as to restrict or prevent any of the following:

(i)                                     any action required for Flutter to make any changes to its Authorizations, or apply for any new Authorizations, as may be necessary for it to continue to operate its business in compliance with all applicable Laws;

(ii)                                  any action required or expressly contemplated by this Agreement or the Arrangement;

(iii)                               any action reasonably undertaken by Flutter or a Subsidiary in the case of an emergency or disaster or other serious incident or circumstance with the intention of minimising any adverse effect on the Flutter business (and of which Stars will be notified as soon as reasonably practicable);

(iv)                              any other action that Flutter reasonably considers is required to be undertaken in order to comply with all applicable Laws in the best interests of the Flutter business provided that Flutter:

(A)                               consults in good faith with Stars prior to taking any such action to the extent reasonably practicable; and

(B)                               subject to compliance with applicable Law, gives due consideration to any reasonable requests of Stars with respect to such action.

(d)                                 Should Flutter identify an action (other than any action set out Section 5.3(b)) which Flutter or a Subsidiary proposes to take which is outside the ordinary course of business, but which Flutter considers will not adversely impact the value of the Flutter business, the matter shall be referred to Jonathan Hill and Edward Traynor and, on behalf of Stars, Divyesh Gadhia and one of either Rafael Ashkenazi or Marlon Goldstein, who will jointly determine whether the matter would adversely impact the value of the Flutter business. If, within five Business Days of such referral Jonathan Hill and Edward Traynor and, on behalf of Stars, Divyesh Gadhia and either Rafael Ashkenazi or Marlon Goldstein:

(i)                                     agree that the matter would not adversely impact the value of the Flutter business, Flutter shall not be required to seek consent for the relevant action in the same manner as required for the purposes of Section 5.3(b); or

(ii)                                  either: (i) agree that the matter would adversely impact the value of the Flutter business; or (ii) do not reach agreement as to whether or not the matter would impact the value of the Flutter business, Flutter shall be required to seek consent for the relevant action pursuant to Section 5.3(b).

(e)                                  To the extent permitted by applicable Law, Flutter shall promptly after becoming aware of the relevant matter notify Stars in writing of:

(i)                                     any Material Adverse Effect on Flutter or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect on Flutter or prevent the consummation of the Arrangement and the transactions contemplated by this Agreement;

(ii)                                  any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(iii)                               subject to compliance with applicable Law, any notice or other communication from any counterparty to a Material Contract with Flutter to the effect that such counterparty is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify such Material Contract as a result of this Agreement or the Arrangement;

(iv)                              any notice or other communication from any Governmental Entity in connection with this Agreement (including in connection with the Flutter Circular and the Prospectus) (and Flutter shall contemporaneously provide to Stars a copy of any such written notice or communication or a detailed summary of any such oral communication); and

(v)                                 any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Flutter, its Subsidiaries or their respective assets or properties;

(f)                                   Without prejudice to the obligations of the Parties under Section 5.5, Flutter shall use commercially reasonable efforts to maintain and preserve all of its rights under each of its and its Subsidiaries’ Authorizations and shall not solicit or encourage any Governmental Entity to make additions to the obligations under any existing or future Authorization (except to the extent necessary for Flutter to continue operating its business in accordance with applicable Laws in which case Flutter shall consult with Stars prior to soliciting or encouraging such additions and shall, acting reasonably and having regard to the obligations of the Parties under Section 5.5, give reasonable consideration to Stars’ comments);

(g)                                  Flutter and each of its Subsidiaries shall not (without the written consent of Stars, such consent not to be unreasonably withheld or delayed) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in excess of an amount of £40,000,000 in the aggregate; and

(h)                                 Flutter shall not authorize, propose, enter into or modify any Contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other subsections of this Section 5.3.

Section 5.4                                   Covenants of Flutter Relating to the Arrangement

Subject to Section 5.5 which shall govern in relation to Regulatory Approvals and Gaming Approvals, Flutter shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Flutter or any of its Subsidiaries under this Agreement, co-operate with Stars in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary in order to consummate and make effective as soon as reasonably practicable, the transactions contemplated by this Agreement. Without limiting the generality of the foregoing or the obligations in Section 5.5, Flutter shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)                                 (i) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Flutter or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and (ii) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Flutter or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement;

(b)                                 except in relation to Regulatory Approvals and the Gaming Approvals (in respect of which the obligations of Section 5.5 shall apply instead), use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on Flutter or its Subsidiaries with respect to the transactions contemplated by this Agreement;

(c)                                  use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary or advisable to be obtained under the Material Contracts to which Flutter or any of its Subsidiaries are party in connection with the Arrangement or (B) required in order to maintain the Material Contracts to which Flutter or any of its Subsidiaries are party in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Stars, and without paying, and without committing itself or Stars to pay, any consideration or incur any liability or obligation without the prior written consent of Stars;

(d)                                 apply for and use commercially reasonable efforts to obtain admittance of the Flutter Shares issuable pursuant to the Arrangement to:

(i)                                     the premium listing segment of the Official List of the FCA in accordance with the Listing Rules and to a secondary listing on the Official List of Euronext Dublin in accordance with the Euronext Dublin Listing Rules; and

(ii)                                  trading on LSE’s main market for listed securities in accordance with LSE’s Admission and Disclosure Standards and the Euronext Dublin Market in accordance with the Euronext Dublin Listing Rules;

(e)                                  use commercially reasonable efforts to satisfy any customary listing conditions of the FCA, LSE and Euronext Dublin (as applicable) in respect of the Flutter Shares issuable pursuant to the Arrangement;

(f)                                   at the time at which Stars Options, Stars Equity Awards, Flutter Options or Flutter RSUs are exercised or settled, as applicable, apply for and use commercially reasonable efforts to obtain admittance of the Flutter Shares issuable pursuant to such exercise or settlement to:

(i)                                     the premium listing segment of the Official List of the FCA in accordance with the Listing Rules and to a secondary listing on the Official List of Euronext Dublin in accordance with the Euronext Dublin Listing Rules; and

(ii)                                  trading on LSE’s main market for listed securities in accordance with LSE’s Admission and Disclosure Standards and the Euronext Dublin Market in accordance with the Euronext Dublin Listing Rules; and

(g)                                  use commercially reasonable efforts to satisfy any customary listing conditions of the FCA, LSE and Euronext Dublin (as applicable) in respect of the Flutter Shares issuable pursuant to the exercise or settlement of the Stars Options, Stars Equity Awards or Flutter Options or Flutter RSUs.

Section 5.5                                   Regulatory Approvals and Gaming Approvals

(a)                                 Each Party hereby agrees to use its commercially reasonable efforts to and to cause its Subsidiaries to, obtain the Regulatory Approvals and the Gaming

Consents, and to make the Gaming Notices, as soon as reasonably practicable. The Parties further agree to: (i) make, as soon as reasonably practicable, the filings required by the Parties and their respective Subsidiaries to be made in connection with the Regulatory Approvals and the Gaming Approvals; (ii) comply at the earliest practicable date with any request for additional information received by any Party or its Subsidiaries, from any Governmental Entities, in connection with obtaining the Regulatory Approvals and/or the Gaming Approvals; and (iii) cooperate with each other in connection with their respective filings and submissions with respect to obtaining any Regulatory Approval or Gaming Consent or making any Gaming Notice and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity.  In connection with, and without limiting the generality of, the foregoing, each Party shall, and, where appropriate, shall cause its Subsidiaries to:

(i)                                     provide the other Party with advance copies of any proposed submissions, filings or additional information, and a reasonable opportunity to comment on all notices, submissions, filings, responses and other information to be supplied to or filed with any Governmental Entity, in connection with obtaining any Regulatory Approval or Gaming Consent or making any Gaming Notice, give due consideration to any such comments in good faith and provide final copies thereof;

(ii)                                  respond as soon as reasonably practicable to and cooperate in the preparation of any response by another Party to any request for additional information received by such Party or its Subsidiaries, from any Governmental Entities, in connection with obtaining any Regulatory Approval or Gaming Consent, including by providing the other Party with advance copies of the response and a reasonable opportunity to comment, giving due consideration to such comments in good faith and providing final copies of the response;

(iii)                               provide advance notice of any presentations or meetings and provide the other Party with a reasonable opportunity to comment, and give due consideration to such comments in good faith in connection with obtaining any Regulatory Approval or Gaming Consent;

(iv)                              effect such presentations and assist at such meetings with or hearings of Governmental Entities as may be appropriate for the purpose of obtaining the Regulatory Approvals or Gaming Consents; and

(v)                                 promptly inform the other Party of any material communication from a Governmental Entity received in respect of obtaining or concluding the Regulatory Approvals or Gaming Approvals or making the Gaming Notices, and not initiate or enter into any substantive discussions or hold meetings with Governmental Entities in relation to the Arrangement and/or the Regulatory Approvals or Gaming Approvals, without the presence or prior approval (not to be unreasonably withheld) of the other Party or their external counsel, as appropriate;

Notwithstanding any other requirement in this Section 5.5(a), where a Party (a “Disclosing Party”) is required under this Section 5.5(a) to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively or commercially sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively or commercially sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively or commercially sensitive or other restricted information.

(b)                                 Notwithstanding anything to the contrary contained in Section 5.5(a), in relation to the Investment Canada Act and the Foreign Investment Review Board (Australia), Flutter shall lead and direct the efforts to obtain such Regulatory Approvals.

(c)                                  The Parties agree that, in relation to obtaining the Regulatory Consents, the use of “commercially reasonable efforts” in Section 5.5(a) shall include proposing, negotiating, committing to and effecting:

(i)                                     the sale, divestiture, disposition or other commitment in respect of the ownership of any assets or businesses of either Party or their respective Subsidiaries; and

(ii)                                  undertakings, obligations, restrictions, or any other actions that after the Effective Time would limit the freedom of action or operations of either Party or their respective Subsidiaries with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, including any undertaking required in connection with the Investment Canada Act, to secure the Regulatory Approvals, unless such sale, divestiture, disposition, other commitment, undertaking, obligation, restriction or other action would reasonably be expected to:

(A)                               have a material negative financial impact on the financial condition or results of operations of both Parties and their Subsidiaries, taken as a whole; or

(B)                               have a material negative effect on the cost synergies reasonably expected to be derived by both Parties and their Subsidiaries taken as a whole as a result of the Arrangement.

Section 5.6                                   Pre-Acquisition Reorganization

(a)                                 Stars agrees that, subject to any required approvals of the applicable Governmental Entities and to the extent permitted by Law: Stars shall, and shall cause each of its Subsidiaries to (i) effect such reorganizations of Stars’ or its Subsidiaries’ business, operations and assets or such other transactions as Flutter, acting reasonably, may request prior to the Effective Date, (each a “Pre-Acquisition Reorganization”) and the Plan of Arrangement, if required, shall be modified accordingly; and (ii) cooperate with Flutter and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(b)                                 Stars and its Subsidiaries will not be obligated to participate in any Pre-Acquisition Reorganization unless such Pre-Acquisition Reorganization, in the opinion of Stars, acting reasonably:

(i)            does not materially impede, delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties);

(ii)           can be unwound in the event the Arrangement is not consummated without adversely affecting Stars or any of its Subsidiaries in any material manner;

(iii)          does not require Stars or any of its Subsidiaries to contravene any applicable Laws, their respective constating documents or any Contract;

(iv)          does not require Stars to obtain any additional approval of the Stars Shareholders;

(v)           is not considered in determining whether a representation, warranty or covenant of Stars hereunder has been breached;

(vi)          does not result in Taxes being imposed on, or any adverse Tax or other consequences to, Stars Shareholders, holders of Stars Options or Stars Equity Awards, or, to the extent that such Taxes or adverse Tax or other consequences are material, Stars or any of its Subsidiaries;

(vii)         does not require Stars to take any action with regards to any Gaming Approval that it is not already taking pursuant to the provisions hereof;

(viii)        does not result in a change of control, default, or acceleration of any of Stars existing credit facilities or outstanding debt securities; and

(ix)          does not unreasonably interfere in the operations of Stars or any of its Subsidiaries prior to the Effective Time.

(c)                                  If this Agreement is terminated in circumstances other than in which a Stars Termination Payment Event has occurred, Flutter shall forthwith reimburse Stars for all reasonable costs and expenses, including legal fees, disbursements and Taxes (net of any actual reduction of Taxes available to and obtained (or that will be obtained in the next following five taxation periods) by Stars or any of its Subsidiaries in respect of such costs and expenses and/or the Pre-Acquisition Reorganization, as determined by Stars acting reasonably and in good faith) incurred by Stars and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization. In such circumstances Flutter shall indemnify and hold harmless Stars, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization, or properly incurred in taking reasonable steps to reverse or unwind any Pre-Acquisition Reorganization or other steps taken pursuant to this Section 5.6.

(d)                                 Flutter shall provide written notice to Stars of any proposed Pre-Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Time. Upon receipt of such notice, Flutter and Stars shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

Section 5.7                                   Governance Arrangements

(a)                                 The Parties hereby agree that (and without limiting their obligations in Section 5.5) Flutter shall ensure that as at the Effective Date:

(i)                                     the Flutter Board shall have 14 directors, with 5 Stars Proposed Directors, 8 Flutter Proposed Directors and one other director to be jointly agreed between Flutter and Stars, each acting reasonably;

(ii)                                  the position of Deputy Chair of Flutter will be filled by the Person who is, immediately before the Effective Date, the Executive Chairman of Stars;

(iii)                               the position of Chief Operating Officer of Flutter will be filled by the Person who is, immediately before the Effective Date, the Chief Executive Officer of Stars.

Section 5.8                                   Non-Solicitation

(a)                                 Except as otherwise expressly provided in this Section 5.8 (including but not limited to Section 5.8(d)), neither Stars nor Flutter shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its Subsidiaries (collectively, the “Representatives”):

(i)                                     solicit, initiate, or knowingly encourage, assist or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Stars or Flutter or any Subsidiary, as applicable, or entering into any form of agreement, arrangement or understanding (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.8(d))) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)                                  enter into, continue or otherwise engage or participate in any discussions or negotiations with any Person (other than the other Party) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)                               accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.8 (or in the event that the Stars Meeting or the Flutter Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day before the date of the Stars Meeting or the Flutter Meeting, as applicable); provided the Stars Board or Flutter Board, as applicable, has rejected such Acquisition Proposal and affirmed their recommendation of the Arrangement before the end of such period);

(iv)                              accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.8(d)) (a “Proposed Agreement”); or

(v)                                 make a Change in Recommendation.

(b)                                 Each of Stars and Flutter shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion, negotiation or other activity with any Person (other than the other Party) conducted by such Party or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, such Party will discontinue access to, and disclosure of, any of its information (and not establish or allow access to any of its or its Subsidiaries’ information, any data room, virtual or otherwise, or any of its or its Subsidiaries’ properties, facilities, books or records); and shall as soon as possible request, and exercise all rights it has to require, the return or destruction of all confidential information regarding such Party and its Subsidiaries previously provided to any such Person or any other Person (other than the other Party and its Representatives) to the extent such information has not already been returned or destroyed. Neither Stars nor Flutter shall release any third party from any confidentiality, non-solicitation or standstill agreement, or terminate, modify, amend or waive the terms thereof, and each of Stars and Flutter undertakes to enforce, and cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that such Party or any of its Subsidiaries has entered into prior to the date hereof except to allow a Person to propose an Acquisition Proposal to the Party (it being acknowledged that the automatic termination or release of any such agreement, restriction or covenant as a result of either Party entering into this Agreement shall not be a violation of this Section 5.8(b)). Each of Stars and Flutter covenants and agrees (i) that it shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which it or any Subsidiary is a party, and (ii) that neither it, nor any Subsidiary or any of its Representatives have or will, without the prior written consent of the other Party, release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting it, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which it or any Subsidiary is a party except to allow such Person to propose an Acquisition Proposal to such Party.

(c)                                  If a Party or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of (i) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or (ii) any request (by any Person that such Party or any of its Subsidiaries or any of their respective Representatives is aware, or would reasonably be expected to be aware, is considering making, or has made, an Acquisition Proposal) for copies of, access to, or disclosure of, confidential information relating to such Party or any of its Subsidiaries, including information, access, or disclosure relating to the properties, facilities, books or records of such Party or any of its Subsidiaries, such Party shall promptly notify the other Party, at first orally, and then as soon as practicable and in any event within twenty four (24) hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions (if applicable), the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents, correspondence or other material received in respect of,  from or on behalf of any such Persons. The Parties shall keep one another promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request and will respond promptly to all inquiries by the other Party with respect thereto.

(d)                                 Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the Stars Shareholder Approval or the Flutter Shareholder Approval, as applicable, a Party or its Representatives receives a bona fide unsolicited Acquisition Proposal and such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction, Stars or Flutter, as applicable, has been, and continues to be, in compliance with its obligations under Section 5.8, and the Stars Board or the Flutter Board, as applicable, determines, in good faith after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, then, and only in such case, such Party may:

(i)                                     provide the Person making such an Acquisition Proposal with access to such information regarding such Party and its Subsidiaries as has been provided to the other Party or as is required to be provided by applicable Law; and/or

(ii)                                  enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal, provided that such Party shall not, and shall not allow any of its Subsidiaries or Representatives to, disclose any non-public information with respect to such Party or any of its Subsidiaries to such Person making such Acquisition Proposal without having (i) entered into a confidentiality and standstill agreement on customary terms, and provided a copy of such confidentiality and standstill agreement to the other Party and (ii) provided to the other Party a list of and access to the information made or to be made available to such Person. Any such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with such Party and may not restrict such Party or any of its Subsidiaries from otherwise complying with Section 5.8.

(e)                                  Notwithstanding anything to the contrary contained in Section 5.8(a) or any other provision of this Agreement, if a Party receives an Acquisition Proposal that constitutes a Superior Proposal, such Party may (i) make a Change in Recommendation in respect of such Superior Proposal or (ii) enter into any Proposed Agreement with respect to such Superior Proposal if, and only if, prior to effecting such Change in Recommendation and/or entering into such Proposed Agreement:

(i)                                     the Flutter Shareholder Approval or the Stars Shareholder Approval, as applicable, has not been obtained;

(ii)                                  such Party has complied in all material respects with Section 5.8;

(iii)                               such Party has provided the other Party with a notice in writing that there is a Superior Proposal together with a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including documentation supporting the valuation of any non-cash consideration and any financing documents supplied to such Party in connection therewith, subject to, in the case of financing documents, customary confidentiality provisions with respect to fee letters or similar information, such documents to be so provided to the other Party not less than five (5) Business Days prior to the proposed acceptance, approval or execution of the Proposed Agreement by such Party;

(iv)                              five (5) Business Days (the “Matching Period”) shall have elapsed from the date the other Party received the notice and documentation referred to in Section 5.8(e)(iii)from such Party and, during any Matching Period, the other Party has had the opportunity (but not the obligation), in accordance with Section 5.8(f), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal, and, if the other Party has proposed to amend the terms of the Arrangement in accordance with Section 5.8(f), the Stars Board or the Flutter Board, as applicable, shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by the other Party; and

(v)                                 after the Matching Period, the board of the Party in receipt of the Acquisition Proposal determines, after consultation with outside counsel and financial advisors, that the Acquisition Proposal constitutes a Superior Proposal.

(f)                                   Each of Stars and Flutter acknowledges and agrees that, during the Matching Period or such longer period as such Party may approve for such purpose, the other Party shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The Stars Board or the Flutter Board, as applicable, will,  in consultation with outside legal counsel and financial advisers, review any proposal by the other Party to amend the terms of this Agreement in order to determine in good faith in the exercise of its fiduciary duties whether the other Party’s proposal to amend this Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal, and will respond to the other Party with such determination within three (3) Business Days of receiving the other Party’s proposal to amend this Agreement. If the Stars Board or the Flutter Board, as applicable, determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of this Agreement, it will promptly enter into an amended agreement with the other Party reflecting such proposed amendments. Each Party undertakes to the other to negotiate in good faith and in a timely manner with the other Party during the Matching Period.

(g)                                  Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Party receiving an Acquisition Proposal or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.8, and the other Party shall be afforded a new full five (5) Business Day Matching Period from the date on which the other Party received the notice and documentation referred to in Section 5.8(e)(iii) with respect to each new Superior Proposal.

(h)                                 Each of Stars and Flutter shall ensure that its Representatives and its Subsidiaries are aware of the provisions of this Section 5.8, and each of Stars and Flutter shall be responsible for any breach of this Section 5.8 by its Representatives and its Subsidiaries.

(i)                                     In circumstances where:

(i)                                     Stars or Flutter has notified the other that it intends to make a Change in Recommendation under Section 5.8(j); or

(ii)                                  Stars or Flutter provides the other with notice of a Superior Proposal contemplated by Section 5.8(e),

on a date that is less than fifteen (15) Business Days prior to the Stars Meeting or the Flutter Meeting, as applicable, Stars or Flutter may, or if requested by the other, shall adjourn the Stars Meeting or the Flutter Meeting, as applicable, to a date that is fifteen (15th) Business Days after the date of such notice, provided, however, that neither the Stars Meeting nor the Flutter Meeting shall be adjourned or postponed to a date that is later than the fifteenth (15th) Business Day prior to the Outside Date.

(j)                                    Nothing in this Section 5.8 shall prohibit the Stars Board or the Flutter Board from (i) making a Change in Recommendation or from making any disclosure to any securityholders of the applicable Party prior to the Effective Time, if, in the good faith judgment of the Stars Board or the Flutter Board, as applicable, after consultation with outside counsel and financial advisors, failure to take such action or make such disclosure would be inconsistent with the fiduciary duties of the Stars Board or the Flutter Board, as applicable, or such action or disclosure is otherwise required under applicable Law and (ii) responding through a directors’

circular or equivalent document to an Acquisition Proposal that it determines is not a Superior Proposal, provided that such Party shall provide the other Party and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure (if practicable) and shall make all reasonable amendments as requested by the other Party and its legal counsel.

(k)                                 Nothing in this Section 5.8 shall prevent Flutter from complying with the requirements of the Irish Takeover Rules or the Irish Takeover Panel.

Section 5.9                                   Financing Assistance

(a)                                 Subject to Section 5.9(b), each of the Parties shall use commercially reasonable efforts to provide and cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to have its and their Representatives provide, such cooperation to the other Party as such Party may reasonably request in connection with the arrangements by such other Party to repay or refinance existing credit facilities, obtain new or amend any existing credit facilities, redeem, repay or repurchase existing debt securities (and/or defease or satisfy and discharge related indentures), issue securities publicly or privately, or waive or amend the terms of, exchange, or seek or solicit consents in respect of existing debt securities (each a “Financing Matter”), subject to the terms hereof, provided that: (A) to the extent reasonably practicable, such request is made on reasonable notice; (B) cooperation does not unreasonably interfere with the ongoing operations of the cooperating Party and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by the cooperating Party or its Subsidiaries of their obligations hereunder; (C) other than in respect of indemnification as set out below, the cooperating Party shall not be required to provide, or cause any of its Subsidiaries to provide, cooperation that involves any binding commitment by the cooperating Party or its Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to such cooperating Party or its Subsidiaries upon the termination of this Agreement; and (D) any actions taken hereunder are in compliance with Section 5.1 and Section 5.3, as applicable, including one or more of the following cooperative actions as so requested:

(i)                                     participating in meetings (including meetings with rating agencies), drafting sessions and due diligence sessions, at mutually agreeable dates and times, including sessions with prospective banks, lenders, underwriters, initial purchasers and other financing sources;

(ii)                                  furnishing the other Party and its proposed lenders or underwriters (upon delivering signed non-disclosure undertakings in customary form, where applicable), as soon as reasonably practicable, with such financial and other pertinent information regarding itself as may be reasonably requested by the other Party or its financing sources or otherwise customarily included in offering documents and materials in offerings of debt securities or syndications of bank financings;

(iii)                               cooperating with reasonable and customary due diligence by potential banks, lenders, underwriters, initial purchasers or other financing sources,

and counsel for any of the foregoing, at mutually agreeable dates and times;

(iv)                              assisting the other Party and its banks, lenders, underwriters, initial purchasers or other financing sources (upon delivering signed non-disclosure undertakings in customary form, where applicable) in the preparation of, and providing the other Party a written authorization for the release of information in, (i) necessary, customary or advisable offering materials (including prospectuses, offering memoranda, private placement memoranda, confidential information memoranda, investor presentations and road show materials) for any debt raised or securities issued prior to the Effective Date or the termination of this Agreement and (ii) necessary, customary or advisable materials for rating agency presentations;

(v)                                 cooperating with the other Party in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such Financing Matter;

(vi)                              using its commercially reasonable efforts to obtain customary accountants comfort letters, legal opinions and other documentation and items relating to such Financing Matter as reasonably requested by the other Party and, if requested by the other Party, to cooperate with and assist it in obtaining such documentation and items;

(vii)                           using its commercially reasonable efforts to provide (i) in the case of Stars, quarterly financial statements as soon as possible and in no event later than 45 days after the end of each fiscal quarter (other than the fourth quarter) and, in the case of Flutter, half-year financial statements as soon as possible and in no event 90 days after the end of the applicable half year period, and (ii) annual financial statements prepared in accordance with Canadian GAAP or IFRS, as applicable, including an auditors’ report thereon, as soon as possible and in no event later than 90 days (in the case of Stars) or 180 days (in the case of Flutter), as applicable, after the end of the fiscal year, in each case prior to the Effective Date;

(viii)                        assisting the other Party in the preparation of pro forma financial statements and other pro forma information customarily included in offering documents for similar debt securities or syndicated bank financing;

(ix)                              causing their auditors to provide reasonable and customary assistance and cooperation, including (i) participating in drafting sessions and accounting due diligence sessions and (ii) provision of one or more comfort letters customarily provided in offerings of debt securities, and providing customary representation letters to such accountants;

(x)                                 using its commercially reasonable efforts to procure the execution and delivery of any legal opinions, and executing and delivering any documents or certificates, as may be reasonably requested by the other

Party (including a certificate of the Chief Financial Officer of the cooperating Party or any of its Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any materials relating to such Financing Matter, provided that any such certificate shall be given without personal liability);

(xi)                              facilitating the execution and delivery of any definitive finance agreements, purchase agreements, indentures, notes, guarantees, resolutions and/or any other documents related to any proposed Financing Matter, that is effective as of the Effective Time (or which is in connection with a Financing Matter requested by Flutter in connection with a redemption, repayment, repurchase and/or satisfaction and discharge of the Stars Senior Notes Indenture or Stars Credit Agreement), as may be reasonably requested by the other Party;

(xii)                           facilitating the pledging, preparation, execution and delivery of any customary security and pledge documents, or other customary certificates, instruments, guarantees or documents as may be reasonably requested by the other Party to facilitate any pledging of collateral, in connection with any Financing Matter that is effective as of the Effective Time (or which is in connection with a Financing Matter requested by Flutter in connection with a redemption, repayment, repurchase and/or satisfaction and discharge of the Stars Senior Notes Indenture or Stars Credit Agreement);

(xiii)                        using its commercially reasonable efforts to take actions necessary to (i) permit the proposed lenders or underwriters to evaluate its and its Subsidiaries’ current assets and (ii) establish, effective as of the Effective Time, bank and other accounts and blocked account agreements and lock box arrangements in connection with such debt financing, provided that, in connection with any financing by a Party, no right of any lender in respect of the other Party, nor obligations of such other Party or any of its Subsidiaries, thereunder shall be effective until the Effective Time;

(xiv)                       providing the other Party’s financing sources all documentation and other information reasonably requested in writing by the other Party or such financing sources as promptly as practicable prior to the Effective Time, to the extent required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; and

(xv)                          taking all corporate actions requested by the other Party that are commercially reasonable to be taken by the cooperating Party and are necessary or customary to permit the consummation of such Financing Matter.

(b)                                 Neither Party, nor any of its Subsidiaries shall be required by the other Party to (a) pay any commitment, consent or other similar fee or incur any other liability (other than indemnity as described below) in connection with any such financing prior to the Effective Time, (b) take any action or do anything that would (i) contravene any applicable Law, (ii) contravene any of its or any of its Subsidiaries’ agreements with third parties that relates to borrowed money or (iii)

be capable of impairing or preventing the satisfaction of any condition set forth in Article 6, (iv) commit to take any action (other than indemnity as described below) that is not contingent on the consummation of the transactions contemplated by this Agreement at the Effective Time, or (v) except as required to comply with applicable Laws, require it to disclose any information that in the reasonable judgment of such Party would result in the disclosure of any trade secrets or similar information or violate any obligations of such Party or any other Person with respect to confidentiality.

(c)                                  Without prejudice to the generality of Section 5.9(a), prior to the Effective Time, upon the request of Flutter, Stars shall, and shall cause its Subsidiaries to, reasonably cooperate with Flutter and take all actions necessary to effect the redemption, repayment, repurchase and/or satisfaction and discharge of the Stars Senior Notes Indenture and the Stars Credit Agreement at or substantially concurrently with the Effective Time, including, without limitation, (i) preparation and delivery of all notices of redemption or repayment, (ii) preparation, execution and delivery of all certificates and other documentation necessary under the Stars Senior Notes Indenture and Stars Credit Agreement, as applicable, (iii) preparation of all documents necessary to effect the release of all guarantees and Liens under such indebtedness, (iv) obtaining and delivering to Flutter in form and substance reasonably satisfactory to Flutter customary payoff letters, lien and guarantee releases and/or instruments of termination, evidencing that the Stars Senior Notes Indenture and the Stars Credit Agreement have been terminated or repaid and that all guarantees and Liens securing any such indebtedness shall have been released and authorizing Flutter or its designees to file UCC-3 termination statements or take such other action necessary or desirable to evidence the termination of such Liens, and (v) preparation of any and all documentation requested by the trustee and/or agent under the Stars Senior Notes Indenture or the Stars Credit Agreement in order to effect the redemption, repayment, repurchase and/or satisfaction and discharge of the Stars Senior Notes Indenture and the Stars Credit Agreement, as applicable.  Stars shall prepare and give Flutter a reasonable amount of time to review all such documentation related to the repurchase, redemption, repayment, satisfaction and discharge of the Stars Senior Notes Indenture and the repayment in full and termination of the Stars Credit Agreement.  Stars shall use reasonable best efforts to provide Flutter with: (i) an estimated amount (with calculations) necessary to redeem, repay, repurchase or retire the Stars Senior Notes Indenture at least 75 days prior to the anticipated Effective Date and the exact amount (with calculations) at least 60 days prior to the anticipated Effective Date (and each such other date as Flutter may reasonably request in writing); and (ii) an estimated amount (with calculations) necessary to redeem, repay, repurchase or retire the Stars Credit Agreement at least 7 Business Days prior to the anticipated Effective Date and the exact amount (with calculations) within 3 Business Days prior to the anticipated Effective Date (and each such other date as Flutter may reasonably request in writing).

(d)                                 Each Party agrees to indemnify and save harmless the other Party, its Subsidiaries and their respective agents and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with any request by the requesting Party made pursuant to this Section 5.9 and for any alleged misstatement or omission in any information provided by the indemnifying Party hereunder at the request of the requesting Party (other than historical factual information to the extent prepared by the requesting Party and relating to the requesting Party and its Subsidiaries) except that such Party shall not be liable in any such case to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties arise out of the negligence or wilful misconduct of the other Party. Each Party shall promptly upon request by the other Party and from time to time reimburse the cooperating Party and its Subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by the cooperating Party or its Subsidiaries and their Representatives in connection with any of the actions contemplated by this Section 5.9, including, if this Agreement is terminated by the cooperating Party (other than in circumstances where the cooperating Party is required to pay a fee upon such termination) in accordance with its terms, in connection with any unwinding or similar transactions by the cooperating Party or its Subsidiaries required as a result of actions taken pursuant to this Section 5.9.

Section 5.10                            Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, each of Stars and Flutter shall, and shall cause their respective Representatives to, afford to the other Party and to Representatives of the other Party such access as the other Party may reasonably require at all reasonable times, including, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records (except for trade secrets) and Contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request, provided that the access or provision of information pursuant to this Section 5.10 does not (a) unduly disrupt the conduct of the business of such Party or its Subsidiaries, (b) violate any Law, including any antitrust Law, Contract, fiduciary duty or Authorization applicable to such Party or its Subsidiaries (c) jeopardize any solicitor-client or other legal privilege. Stars and Flutter acknowledge and agree that information furnished pursuant to this Section 5.10 shall be subject to the terms and conditions of the Confidentiality Agreement and the final (unnumbered) sub-paragraph of Section 5.5(a) shall apply mutatis mutandis.

Section 5.11                            Notice and Cure Provisions

(a)                                 Each of Stars and Flutter will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of (a) the termination of this Agreement pursuant to its terms and (b) the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)                                     cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this subsection (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)                                  result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time provided, however, that the delivery of any notice pursuant to this Section 5.11 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(b)                                 Flutter may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iii)(B) and Stars may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iv)(B), unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Stars Meeting and Flutter Meeting, unless the Parties agree otherwise, Stars shall postpone or adjourn the Stars Meeting and Flutter shall use its commercially reasonable efforts to obtain the consent of the Flutter Shareholders to postpone or adjourn the Flutter Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 5.12                            Insurance and Indemnification

(a)                                 Prior to the Effective Date, Stars shall purchase customary “tail” policies of directors’ and officers’ liability insurance for directors of Stars who will be resigning their positions on or shortly following the Effective Date providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Stars and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Flutter will, or will cause Stars and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, that Flutter shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 350% of Stars’ current annual aggregate premium for policies currently maintained by Stars or its Subsidiaries.

(b)                                 Flutter agrees that it shall cause Stars and the Subsidiaries of Stars to honour all rights to indemnification or exculpation existing, both now and in the future, in favour of present and former employees, officers and directors of Stars and its Subsidiaries to the extent that they are disclosed or are otherwise on usual terms for indemnity arrangements, and acknowledges that such rights, to the extent that they are disclosed or are otherwise on usual terms for indemnity arrangements, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(c)                                  This Section 5.12 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

Section 5.13                            Employment Matters

(a)                                 Unless otherwise agreed in writing between the Parties or by the relevant Stars Employee (as defined below), Flutter covenants and agrees, and after the Effective Time shall cause Stars and any successor to Stars to covenant and agree, to honour and comply in all material respects with the terms of all existing employment (including compensation and benefits) and severance obligations of Stars and its Subsidiaries and all obligations of Stars and its Subsidiaries under the Stars Employee Share Plans.

(b)                                 Notwithstanding anything in this Section 5.13 to the contrary, the terms of this Section 5.13 shall not apply to:

(i)                                     any Stars employee as of the Effective Time (each a “Stars Employee”) who is covered by a collective bargaining or related agreement and instead, the terms and conditions of employment of each such Stars Employee following the Effective Time shall be governed by the terms of the applicable agreement; nor

(ii)                                  the Stars Proposed Directors and any Stars Employee or director or officer of Stars who joins the Flutter Board after the Effective Time, provided that the terms and conditions of employment of such individual following the Effective Time shall be in compliance with any applicable employment agreement and the Flutter Directors’ Remuneration Policy from time to time.

ARTICLE 6
CONDITIONS

Section 6.1                                   Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfilment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)                                 the Stars Resolution shall have been approved and adopted by the Stars Shareholders at the Stars Meeting in accordance with the Interim Order;

(b)                                 the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Parties, on appeal or otherwise;

(c)                                  the Flutter Shareholder Approval shall have been obtained;

(d)                                 the Regulatory Approvals and the Gaming Consents shall have been obtained;

(e)                                  the FCA and Euronext Dublin shall have acknowledged (and such acknowledgement shall not have been withdrawn) that the application for the admission of the Flutter Shares to be issued pursuant to the Arrangement to (i) the premium listing segment of the Official List of the FCA, and (ii) to a secondary listing on the Official List of Euronext Dublin (respectively) has been approved and will become effective, and the LSE and Euronext Dublin having acknowledged (and such acknowledgement shall not have been withdrawn) that the Flutter Shares to be issued pursuant to the Arrangement will be admitted to trading on (A) the LSE’s main market for listed securities, and (B) the Euronext Dublin Market (respectively) with effect from the Effective Date, subject only to the issue of such Flutter Shares upon completion of the Arrangement; and

(f)                                   no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Flutter or Stars from consummating the Arrangement.

Section 6.2                                   Conditions Precedent to the Obligations of Flutter

The obligations of Flutter to complete the Arrangement are subject to the fulfilment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Flutter and may be waived by Flutter in whole or in part at any time):

(a)                                 all material covenants of Stars under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Flutter shall have been duly performed or complied with by Stars in all material respects and Flutter shall have received a certificate of Stars addressed to Flutter and dated the Effective Date, signed on behalf of Stars by two senior executive officers of Stars (on Stars’ behalf and without personal liability), confirming the same as of the Effective Time;

(b)                                 the representations and warranties of Stars set forth in:

(i)                                     Section 3.1(a) [Organization and Qualification], Section 3.1(b) [Authority Relative to this Agreement] and Section 3.1(t) [Brokers] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time;

(ii)                                  Section 3.1(g)(i) [Capitalization and Listing] shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) as if made as at and as of such time; and

(iii)                               all other provisions of this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of such representations and warranties to be so true and correct in all respects has or have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Stars, and Flutter shall have received a certificate of Stars addressed to Flutter and dated the Effective Date, signed on behalf of Stars by two senior executive officers of Stars (on Stars’ behalf and without personal liability), confirming the same as at the Effective Time;

(c)                                  the total number of Stars Shares with respect to which Dissent Rights have been properly exercised and not validly withdrawn shall not exceed 5% of the outstanding Stars Shares as of the Effective Date; and

(d)                                 since the date of this Agreement, there shall not have occurred a Material Adverse Effect on Stars.

Section 6.3                                   Conditions Precedent to the Obligations of Stars

The obligation of Stars to complete the Arrangement is subject to the fulfilment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Stars and may be waived by Stars in whole or in part at any time):

(a)                                 all material covenants of Flutter under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Stars shall have been duly performed or complied with by Flutter in all material respects and Stars shall have received a certificate of Flutter, addressed to Stars and dated the Effective Date, signed on behalf of Flutter by two of its senior executive officers (on Flutter’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)                                 the representations and warranties of Flutter set forth in:

(i)                                     Section 4.1(a) [Organization and Qualification], Section 4.1(b) [Authority Relative to this Agreement] and Section 4.1(s) [Brokers] shall be true and correct in all respects as of the Effective Time as if made as at and as of such time;

(ii)                                  Section 4.1(g)(i) [Capitalization and Listing] shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) as if made as at and as of such time; and

(iii)                               all other provisions of this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of such representations and warranties to be so true and correct in all respects has or have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Flutter,

and Stars shall have received a certificate of Flutter addressed to Flutter and dated the Effective Date, signed on behalf of Flutter by two senior executive officers of Flutter (on Flutter’s behalf and without personal liability), confirming the same as at the Effective Time; and

(c)                                  since the date of this Agreement, there shall not have occurred a Material Adverse Effect on Flutter.

Section 6.4                                   Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7
TERM, TERMINATION, AMENDMENT AND WAIVER

Section 7.1                                   Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2                                   Termination

(a)                                 This Agreement may be terminated at any time prior to the Effective Time as provided below (notwithstanding Flutter Shareholder Approval or any approval of this Agreement or of the Stars Resolution by the Stars Shareholders and/or by the Court, as applicable):

(i)                                     by mutual written agreement of the Parties;

(ii)                                  by either Stars or Flutter, if:

(A)                               the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)                               Stars Shareholder Approval shall not have been obtained at the Stars Meeting in accordance with the Interim Order; or

(C)                               Flutter Shareholder Approval shall not have been obtained at the Flutter Meeting.

(iii)                               by Flutter, if:

(A)                               prior to the Effective Time: (1) the Stars Board fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to Flutter, its recommendation of the Arrangement (or fails to publicly reaffirm such recommendation within five (5) Business Days (and in any case prior to the Stars Meeting) after having been requested in writing by Flutter to do so); (2) the Stars Board or a committee thereof shall have approved or recommended any Acquisition Proposal ((1) and (2) each a “Stars Change in Recommendation”); or (3) Stars shall have wilfully or intentionally breached Section 5.8 in any material respect;

(B)                               subject to Section 5.11(b), a material breach of any representation or warranty or failure to perform any covenant or agreement on the part of Stars set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Flutter and provided that Flutter is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(C)                               it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 5.8(d)), subject to compliance with Section 5.8 in all material respects and provided that no termination under this Section 7.2(a)(iii)(C) shall be effective unless and until Flutter shall have paid to Stars the amount required to be paid pursuant to Section 7.3;

(iv)                              by Stars, if

(A)                               prior to the Effective Time: (1) the Flutter Board fails to recommend, or withdraws, amends, modifies or qualifies, in a manner adverse to Stars, its recommendation of the Arrangement (or fails to publicly reaffirm such recommendation within five (5) Business Days (and in any case prior to the Flutter Meeting) after having been requested in writing by Stars to do so); (2) the Flutter Board or a committee thereof shall have approved or recommended any Acquisition Proposal ((1) and (2) each a “Flutter Change in Recommendation”); or (3) Flutter shall have wilfully or intentionally breached Section 5.8 in any material respect;

(B)                               subject to Section 5.11(b), a material breach of any representation or warranty or failure to perform any covenant or agreement on the part of Flutter set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Stars and provided that Stars is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(C)                               it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 5.8(d)), subject to compliance with Section 5.8 in all material respects and provided that no termination under this Section 7.2(a)(iv)(C) shall be effective unless and until Stars shall have paid to Flutter the amount required to be paid pursuant to Section 7.3.

(b)                                 The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)                                  If this Agreement is terminated pursuant to this Section 7.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 7.2(c) and Sections 5.6(c), 5.9(4), 5.12, 7.3, 8.2, 8.5, 8.6, 8.7 and 8.8 and all related definitions set forth in Section 1.1 (and, for the avoidance of doubt, the provisions of the Confidentiality Agreement) shall survive any termination hereof pursuant to Section 7.2(a).

(d)                                 The termination of this Agreement pursuant to this Section 7.2 shall be without prejudice to the rights, obligations or liabilities of any Party which shall have accrued or arisen prior to termination.

Section 7.3                                   Expenses and Termination Payments

(a)                                 Subject to Section 5.6, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)                                 For the purposes of this Agreement, “Termination Payment” means £60,140,976 (inclusive of any amounts in respect of VAT, if applicable, save to the extent specifically provided for in Section 7.3(h));

(c)                                  For the purposes of this Agreement, “Stars Termination Payment Event” means the termination of this Agreement:

(i)                                     by either Flutter or Stars if pursuant to Section 7.2(a)(ii)(B) [No Stars Shareholder Approval] provided that the Flutter Shareholder Approval shall have been obtained;

(ii)                                  by Flutter if pursuant to Section 7.2(a)(iii)(A) [Stars Change in Recommendation]; or

(iii)                               by Stars if pursuant to Section 7.2(a)(iv)(C) [Stars Superior Proposal].

If a Stars Termination Payment Event occurs, Stars shall pay the Termination Payment to Flutter, by wire transfer of immediately available funds, as follows:

(A)                               if the Termination Payment is payable pursuant to Section 7.3(c)(i) or Section 7.3(c)(ii), the Termination Payment shall be payable within two (2) Business Days following such termination; or

(B)                               if the Termination Payment is payable pursuant to Section 7.3(c)(iii), the Termination Payment shall be payable prior to or simultaneously with such termination.

(d)                                 For the purposes of this Agreement, “Flutter Termination Payment Event” means the termination of this Agreement:

(i)                                     by either Party if pursuant to Section 7.2(a)(ii)(A) [Outside Date] in circumstances where Section 6.1(d) has not been satisfied or because a Governmental Entity has taken any action with respect to a Regulatory Approval (other than Investment Canada and Foreign Investment Review Board Australia) such that Section 6.1(f) is not satisfied provided that Stars has not committed any material breach of Section 5.5 and the Stars Shareholder Approval shall have been obtained;

(ii)                                  by either Flutter or Stars if pursuant to Section 7.2(a)(ii)(C) [No Flutter Shareholder Approval] provided that Stars Shareholder Approval shall have been obtained;

(iii)                               by Stars if pursuant to Section 7.2(a)(iv)(A) [Flutter Change in Recommendation]; or

(iv)                              by Flutter if pursuant to Section 7.2(a)(iii)(C) [Flutter Superior Proposal].

If a Flutter Termination Payment Event occurs, Flutter shall pay, or procure the payment of, the Termination Payment to Stars, by wire transfer of immediately available funds, as follows:

(A)                               if the Termination Payment is payable pursuant to Section 7.3(d)(i), Section 7.3(d)(ii) or Section 7.3(d)(iii), the Termination Payment shall be payable within two (2) Business Days following such termination; or

(B)                               if the Termination Payment is payable pursuant to Section 7.3(d)(iv), the Termination Payment shall be payable prior to or simultaneously with such termination.

(e)                                  Any Termination Payment payable by Stars or Flutter pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law. (i) Stars or Flutter (as the case may be) shall make such required deductions or withholdings and (ii) Stars or Flutter (as the case may be) shall remit the full amount deducted or withheld to the appropriate Governmental Entity in accordance with applicable Laws.

(f)                                   Each Party acknowledges that all of the payment amounts set out in this Section 7.3: (i) are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement; and (ii) are not penalties. Each of Stars and Flutter irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Stars or Flutter is entitled to a Termination Payment and such Termination Payment is paid in full, Stars or Flutter, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

(g)                                  Stars and Flutter anticipate, and shall use reasonable endeavours to secure that, such Termination Payments are not and shall not be treated as consideration for a taxable supply for the purposes of VAT.

(h)                                 If any such Termination Payment is determined by any relevant Tax authority, tribunal or court to be consideration for a taxable supply for VAT purposes:

(i)                                     in respect of which the payee is liable to account for VAT, then:

(A)                               if and to the extent that such VAT is not recoverable by the payer by deduction, input tax credit, refund or otherwise (under domestic Law or otherwise), no additional amount shall be paid in respect of VAT and the amount of the Termination Payment shall be VAT inclusive;

(B)                               if and to the extent that such VAT is recoverable by the payer by deduction, input tax credit, refund or otherwise (under domestic Law or otherwise), the amount of the Termination Payment shall be increased to take account of such recoverable VAT, so that after making any such adjustment the aggregate of the total amount of the Termination Payment paid to the payee less any VAT recovered by the payer (as contemplated by sub-paragraph (B) above), shall be equal to the amount that the Termination Payment would have been in the absence of any such VAT; or

(ii)                                  in respect of which the payer is liable to account for VAT under a reverse charge mechanism then, to the extent that any VAT chargeable on the supply is not recoverable by the payer by deduction, input tax credit, refund or otherwise (under domestic Law or otherwise), the amount of the Termination Payment shall be reduced to take account of any such irrecoverable VAT, so that after making any such adjustment the aggregate of the total amount of the Termination Payment paid to the payee plus any irrecoverable VAT incurred by the payer, shall be equal to the amount that the Termination Payment would have been in the absence of any such VAT.

If after the Termination Payment has been made a Tax authority, court or tribunal determines that VAT is chargeable or that VAT is recoverable to a different extent than was assumed in the calculation of that Termination Payment, the amount of the Termination Payment shall be recalculated to take account of such determination and any adjusting payment that is required as between the payer and the payee shall be made forthwith.

(i)                                     Except as provided for in Section 7.3(h), in no event shall either Stars or Flutter be obligated to pay to the other Party an amount in respect of the termination of this Agreement pursuant to Section 7.2 that is, in aggregate, greater than its applicable Termination Payment.

Section 7.4                                   Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Stars Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Stars Shareholders, and any such amendment may without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)                                 waive compliance with or modify any mutual conditions precedent herein contained.

Section 7.5                                   Waiver

Stars or Flutter may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1                                   Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)                                 if to Flutter:

Power Tower

Belfield Office Park

Beech Hill Road

Clonskeagh

Dublin 4

Ireland

Attention:                                         Edward Traynor

Email:                                                            [Redacted: email address]

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London

EC4Y 1HT

United Kingdom

Attention:                                         Oliver Lazenby

Email:                                                            [Redacted: email address]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street, Toronto ON M5L 1B9

Attention:                                         Ron Ferguson / J.R. Laffin

Email:                                                            [Redacted: email address]

(b)                                 if to Stars:

The Stars Group Inc.

200 Bay Street, Royal Bank Plaza

South Tower, Suite 3205

PO Box 116

Toronto ON M5J 2J3

Attention:                                         Divyesh Gadhia, Executive Chairman

Email:                                                            [Redacted: email address]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 4000, Commerce Court West

Toronto, Ontario, M5L 1A9

Attention:                                         Michael Gans

Email:                                                            [Redacted: email address]

Section 8.2                                   Governing Law

(a)                                 Subject to Section 8.2(b), this Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein.  Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.

(b)                                 Each of the Parties acknowledges and agrees that solely as between Flutter and the Flutter Shareholders in relation to all matters relevant to the Flutter Meeting, the Laws of Ireland shall govern, including as to validity, interpretation and effect.

Section 8.3                                   Injunctive Relief

Subject to Section 7.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

Section 8.4                                   Time of Essence

Time shall be of the essence in this Agreement.

Section 8.5                                   Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Party.

Section 8.6                                   Third Party Beneficiaries

The provisions of Sections 2.6(d), 5.6, 5.9 and 5.12 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Stars and Flutter each hereby confirm that they are acting as trustee on their behalf, and agrees to enforce the provisions of such sections on their behalf.

Section 8.7                                   No Liability

No director, officer or employee of Flutter shall have any personal liability whatsoever to Stars under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Flutter. No director, officer or employee of Stars shall have any personal liability whatsoever to Flutter under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Stars.

Section 8.8                                   Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.9                                   Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE STARS GROUP INC.

By:	“Divyesh Gadhia”
Name: Divyesh Gadhia
Title: Executive Chairman

FLUTTER ENTERTAINMENT PLC

By:	“Gary McGann”
Name: Gary McGann
Title: Chair

Schedule A
Form of Plan of Arrangement

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1                               Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms have the following meanings:

“Arrangement” means the arrangement pursuant to section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, pursuant to which Flutter shall acquire the entire issued and outstanding share capital of Stars, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to the Parties, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement made as of October 2, 2019 between Flutter and Stars providing for, among other things, the Arrangement, as the same may be amended, supplemented, restated or otherwise modified from time to time, including all schedules to it;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Business Day” means any day, other than a Saturday, a Sunday or any day on which major banks are closed for business in Toronto, Ontario, Canada, Dublin, Ireland, or London, United Kingdom;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

“Consideration” means 0.2253 of a Flutter Share per Stars Share;

“Court” means the Ontario Superior Court of Justice (Commercial List) or other court, as applicable;

“Depositary” means Computershare Investor Services Inc., or such other Person as the Parties agree in writing;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” has the meaning given to it in Section 3.1;

“Dissent Shares” means the Stars Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Stars Shareholder who has duly and validly exercised its Dissent Rights pursuant to Article 3 and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Stars Shares for which Dissent Rights have been validly exercised by such registered Stars Shareholder;

“Effective Date” means the date of the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Euronext Dublin” means The Irish Stock Exchange plc, trading as Euronext Dublin;

“Euronext Dublin Market” means the Euronext Dublin market operated by Euronext Dublin;

“Final Order” means the final order of the Court pursuant to section 182(5) of the OBCA in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“Flutter” means Flutter Entertainment plc, a public limited company existing under the laws of the Republic of Ireland;

“Flutter Shares” means the ordinary shares of Flutter;

“Former Stars Shareholders” means, at and following the Effective Time, the holders of the Stars Shares immediately prior to the Effective Time;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, division or agency, domestic or foreign; (b) any stock exchange, including TSX, NASDAQ, LSE and Euronext Dublin Market; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court pursuant to section 182(5) of the OBCA in a form acceptable to Stars and Flutter, each acting reasonably, providing for, among other things, the calling and holding of the Stars Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal for use by Stars Shareholders in the form accompanying the Stars Circular;

“LSE” means London Stock Exchange plc;

“NASDAQ” means the NASDAQ Global Select Market;

“OBCA” means the Business Corporations Act (Ontario);

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and similar references mean and refer to this plan of arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Stars” means The Stars Group Inc., a corporation existing under the OBCA;

“Stars Circular” means the notice of the Stars Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, including information incorporated therein, to be sent to the Stars Shareholders in connection with the Stars Meeting, in accordance with the Arrangement Agreement, as amended, supplemented or otherwise modified from time to time;

“Stars DSUs” means deferred share units issued under the Stars Equity Plan;

“Stars Equity Awards” means each Stars RSU, Stars DSU, Stars PSU, or similar interest covering Stars Shares granted pursuant to the Stars Equity Plan, but not including a Stars Option;

“Stars Equity Plan” means the equity incentive plan dated June 22, 2015, as amended, of Stars;

“Stars Meeting” means the special meeting of Stars Shareholders, including any adjournment or postponement thereof, in accordance with the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Stars Resolution;

“Stars Option Plan” means the stock option plan dated July 21, 2010, as amended, of Stars;

“Stars Options” means the options to purchase Stars Shares granted under the Stars Equity Plan and the Stars Option Plan;

“Stars PSUs” means performance share units issued under the Stars Equity Plan;

“Stars Resolution” means the special resolution of the Stars Shareholders approving the Arrangement and this Plan of Arrangement which is to be considered at the Stars Meeting;

“Stars RSUs” means restricted share units issued under the Stars Equity Plan;

“Stars Shareholders” means the holders of Stars Shares and, in the context of the mailing of the Stars Circular, to such other Persons with a legal and/or beneficial interest in Stars Shares as required under applicable Laws and by the Interim Order;

“Stars Shares” means the common shares in the capital of Stars;

“Tax Act” means the Income Tax Act (Canada); and

“TSX” means Toronto Stock Exchange.

1.2                               Terms Defined in Arrangement Agreement or OBCA

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the OBCA and not defined herein or in the Arrangement Agreement have the same meaning herein as in the OBCA, unless the context otherwise requires.

1.3                               Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Plan of Arrangement. “Including” means including without limitation, and “include” and “includes” have a corresponding meaning.

1.4                               Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5                               Date for Any Action and Computation of Time

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time, Toronto, Ontario, Canada.

1.6                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars. Any reference to “£” shall be GB pounds sterling.

1.7                               Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2
ARRANGEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2                               Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate of Arrangement, if any, shall become effective at the Effective Time, and shall be binding on Stars, Flutter, all registered holders and beneficial owners of the Stars Shares, including all Dissenting Shareholders, all holders of the Stars Options and the Stars Equity Awards, the registrar and transfer agent of Stars, the Depositary and all other Persons, at and after the Effective Time, without any further act or formality required on the part of any Person.

2.3                               Filing of Articles of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 2.4 has become effective in the sequence and at the times set out therein. If no Certificate of Arrangement is required to be issued by the Director pursuant to subsection 183(2) of the OBCA, the Arrangement shall become effective on the date that the Articles of Arrangement are sent to the Director pursuant to subsection 183(1) of the OBCA and such date shall be the “Effective Date” for purposes of this Plan of Arrangement.

2.4                               Arrangement

Commencing at the Effective Time, except as otherwise indicated, the following events or transactions will occur and will be deemed to occur in the following sequence without any further authorization, act or formality:

(a)                                 each Stars Share held by a Dissenting Shareholder entitled to be paid fair value for its Dissent Shares will be deemed to be transferred by the holder thereof, without any further act or formality on its part, to Flutter in consideration for a claim against Flutter for an amount determined in accordance with Article 3 and thereupon:

(i)                                     each Dissenting Shareholder will have only the rights set out in Article 3 and will cease to be the holder of such Dissent Shares;

(ii)                                  such Dissenting Shareholder’s name will be removed from Stars’ register of Stars Shares; and

(iii)                               Flutter will be deemed to be the holder of such Stars Shares on the Effective Date and will be entered in Stars’ register of holders of Stars Shares as the holder thereof;

(b)                                 each Stars Share outstanding at the Effective Time, other than those Stars Shares held by Flutter and Dissent Shares transferred to Flutter pursuant to Section 2.4(a), will be transferred and assigned by the holder thereof to, and acquired by, Flutter, in exchange for the Consideration, and

(i)                                     in respect of each such Stars Share transferred and assigned pursuant to this Section 2.4(b), each Former Stars Shareholder will cease to be the holder of such Stars Shares so exchanged and such holder’s name will be removed from Stars’ register of holders of Stars Shares at such time; and

(ii)                                  Flutter will be deemed to be the holder of such Stars Shares on the Effective Date and will be entered in Stars’ register of holders of Stars Shares as the registered holder of the Stars Shares so transferred and shall be deemed the legal and beneficial owner thereof;

(c)                                  concurrently with the transactions in Section 2.4(d), each Stars Option that as of the Effective Time is outstanding will cease to represent an option or other right to acquire Stars Shares and shall be exchanged at the Effective Time for an option to purchase from Flutter the number of Flutter Shares (rounded down to the nearest whole number) equal to: (A) 0.2253, multiplied by (B) the number of Stars Shares subject to such Stars Option immediately prior to the Effective Time, at an exercise price per Flutter Share (rounded up to the nearest whole cent) equal to (Y) the exercise price per Stars Share otherwise purchasable pursuant to such Stars Option immediately prior to the Effective Time, divided by (Z) 0.2253;

(d)                                 concurrently with the exchanges in Section 2.4(c), each Stars Equity Award that as of the Effective Time is outstanding shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time except that the terms of such Stars Equity Awards shall be amended so as to substitute for the Stars Shares subject to such Stars Equity Awards, Flutter Shares (rounded down to the nearest whole number) equal to: (x) 0.2253, multiplied by (y) the number of Stars Shares subject to such Stars Equity Award immediately prior to the Effective Time but subject to any adjustment required to that award by the Stars Equity Plan or grant documentation as a result of the Arrangement; and

(e)                                  concurrently with the exchanges and other transactions in Section 2.4(c) and Section 2.4(d), the Stars Option Plan and the Stars Equity Plan will be assumed by Flutter.

ARTICLE 3
DISSENT PROCEDURES

3.1                               Rights of Dissent

Registered Stars Shareholders may exercise rights of dissent with respect to their Stars Shares in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Article 3 (the “Dissent Rights”), provided that, notwithstanding subsection 185(6) of the OBCA, written notice setting forth such registered Stars Shareholder’s objection to the Stars Resolution and exercise of Dissent Rights must be received by Stars not later than 5:00 p.m. on the Business Day that is two Business Days preceding the date of the Stars Meeting. Stars

Shareholders who duly exercise their Dissent Rights are deemed to have transferred the Stars Shares held by them and in respect of which Dissent Rights have been validly exercised to Flutter, as provided in Section 2.4(a) and if such Dissenting Shareholders:

(a)                                 ultimately are entitled to be paid the fair value for such Stars Shares by Flutter, will be paid the fair value of such Stars Shares by Flutter, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Stars Shares; or

(b)                                 ultimately are not entitled, for any reason, to be paid the fair value for such Stars Shares by Flutter, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

3.2                               Recognition of Dissenting Shareholders

From and after the Effective Time, in no case is Flutter, Stars or any other Person required to recognize a Dissenting Shareholder as a holder of Stars Shares in respect of which Dissent Rights have been validly exercised to Flutter, as provided in Section 2.4(a), and the names of the Dissenting Shareholders are to be deleted from Stars’ register of holders of Stars Shares in respect of such Stars Shares. In addition to any other restrictions under Section 185 of the OBCA, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: holders of Stars Options, holders of Stars Equity Awards and holders of Stars Shares who vote or have instructed a proxyholder to vote such Stars Shares in favour of the Stars Resolution (but only in respect of such Stars Shares).

ARTICLE 4
DELIVERY OF CONSIDERATION

4.1                               Delivery of Consideration

(a)                                 At or prior to the filing of the Articles of Arrangement with the Director, Flutter will deposit, for the benefit of the Former Stars Shareholders (other than Dissenting Shareholders), with the Depositary a sufficient number of Flutter Shares to satisfy the Consideration payable to the Former Stars Shareholders pursuant to Section 2.4(b).

(b)                                 Following the deposit with the Depositary of the Flutter Shares in the amounts specified in Sections 4.1(a), Flutter will be fully and completely discharged from its obligation to pay the Consideration to the Former Stars Shareholders, and the rights of such holders will be limited to receiving, from the Depositary, the Consideration to which they are entitled in accordance with this Plan of Arrangement, any cash they are entitled to receive pursuant to Section 4.2 and any cash or other property they are entitled to receive pursuant to Section 4.5.

(c)                                  Until such time as a Former Stars Shareholder deposits with the Depositary a duly completed Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents and instruments as the Depositary or Flutter reasonably requires, the Flutter Shares to which such Former Stars Shareholder is entitled will, in each case, be delivered to the Depositary to be held in trust for such Former Stars Shareholder for delivery to the Former Stars Shareholder upon delivery of the Letter of Transmittal, documents, certificates and instruments contemplated by the Letter of Transmittal and such other documents, certificates and instruments as the Depositary or Flutter reasonably requires.

(d)                                 Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more Stars Shares, other than Stars Shares held by a Dissenting Shareholder, if applicable, a duly completed and executed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary or Flutter may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, the Flutter Shares to which such Former Stars Shareholder is entitled under Section 2.4(b) for such Stars Shares, any cash they are entitled to receive pursuant to Section 4.2 and any cash or other property they are entitled to receive pursuant to Section 4.5, in each case, less any amounts deducted or withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled.

(e)                                  No holder of Stars Shares shall be entitled to receive any consideration with respect to such Stars Shares other than the Flutter Shares to which such holder is entitled under Section 2.4(b), any cash they are entitled to receive pursuant to Section 4.2 and any cash or other property they are entitled to receive pursuant to Section 4.5, in each case, less any amounts deducted or withheld pursuant to Section 4.4.

(f)                                   Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Stars Shares held by a Dissenting Shareholder, a completed Letter of Transmittal and such additional documents, certificates and instruments as the Depositary, Stars or Flutter may reasonably require, the holder of such surrendered certificate or the deliverer of such Letter of Transmittal, as applicable, will be entitled to receive from Flutter in exchange therefor, the amount such Dissenting Shareholder is entitled to receive as determined in accordance with Article 3, less any amounts deducted or withheld pursuant to Section 4.4.

(g)                                  After the Effective Time and until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented one or more Stars Shares will be deemed at all times to represent only the right to receive (i) the Flutter Shares which the holder of such certificate is entitled to receive in accordance with Section 4.1(d), or (ii) in respect of Stars Shares formerly held by a Dissenting Shareholder, the amount such Dissenting Shareholder is entitled to receive as determined in accordance with Article 3, less, in each case, any amounts deducted or withheld pursuant to Section 4.4.

4.2                               Fractional Shares

In no event shall any holder of Stars Shares be entitled to a fractional Flutter Share. Where the aggregate number of Flutter Shares to be delivered to a Former Stars Shareholder as consideration under or as a result of this Plan of Arrangement would result in a fraction of a Flutter Share being deliverable, the number of Flutter Shares to be received by such Former Stars Shareholder shall be rounded down to the nearest whole Flutter Share. Any such entitlements to fractions of Flutter Shares will be aggregated and sold in the market by the

Depositary (as agent for that purpose) as soon as practicable after the Effective Date.  The net proceeds of such sale (after deduction of all expenses and commissions incurred in connection with the sale) will be paid by the Depositary in due proportions to Former Stars Shareholders who would otherwise have been entitled to such fractions, save that individual entitlements to amounts of less than £5.00 will be retained by the Depositary for the benefit of Flutter. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Flutter Shares sold by it and none of Flutter, Stars or the Depositary will be liable for any loss arising out of any such sales.

4.3                               Lost Certificates

(a)                                 If any certificate that immediately prior to the Effective Time represented one or more outstanding Stars Shares that were exchanged pursuant to Article 3 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Flutter Shares that such Person is entitled to receive pursuant to Section 2.4(d), any cash they are entitled to receive pursuant to Section 4.2 and any cash or other property they are entitled to receive pursuant to Section 4.5 (in each case, less any amounts deducted or withheld pursuant to Section 4.4), deliverable in accordance with such holder’s Letter of Transmittal.

(b)                                 When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered must, as a condition precedent to the delivery of such consideration, give a bond satisfactory to Stars, Flutter and the Depositary in such sum as Stars, Flutter and the Depositary may direct or otherwise indemnify Flutter and the Depositary in a manner satisfactory to Stars, Flutter and the Depositary against any claim that may be made against Stars, Flutter or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4                               Withholding Rights

Flutter, Stars and the Depositary shall be entitled to deduct and withhold from any amount or consideration payable or otherwise deliverable to any Person, including any Stars Shareholders exercising Dissent Rights, pursuant to the Arrangement, and from all consideration, dividends, interest or other amounts payable or distributed to any former Stars Shareholder such amounts as Flutter, Stars or the Depositary may be entitled or required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated for all purposes under the Arrangement as having been paid to the Person to whom such amounts would otherwise have been paid. Flutter, Stars and the Depositary are hereby authorized on behalf of the relevant former Stars Shareholder to sell or otherwise dispose of such portion of the Consideration or other property payable or deliverable to such former Stars Shareholders as is necessary to provide sufficient funds to Flutter, Stars or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Flutter, Stars or the Depositary, as the case may be, shall notify the holder thereof, remit the appropriate portion of the net proceeds of such sale to the appropriate Governmental Entity and remit to such former Stars Shareholder any unapplied balance of the net proceeds of such sale.

4.5                               Post-Effective Time Dividends and Distributions

No dividends or other distributions payable in respect of Flutter Shares with a record date after the Effective Time shall be paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Stars Shares that were transferred pursuant to Section 2.4(b) in respect of which Flutter Shares were issued pursuant to the Arrangement, and all such dividends and other distributions shall be paid by Flutter to the Depositary and shall be held by the Depositary in trust for such holders, in each case until the surrender of such certificate or certificates (or affidavit in accordance with Section 4.3) in accordance with Section 4.1(d) or until forfeiture in accordance with Section 4.6. Subject to applicable Laws, following surrender of any such certificate or certificates (or affidavit in accordance with Section 4.3) in accordance with Section 4.1(d), there shall be paid to the holder thereof, without interest, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Flutter Shares to which such former registered holder is entitled pursuant to the Arrangement.

4.6                               Extinction of Rights

Any certificate that immediately prior to the Effective Time represented outstanding Stars Shares that are exchanged pursuant to Article 2 and not deposited with all other instruments required by Section 4.1 on or prior to the day immediately before the day that is three years less one day from the Effective Date, ceases to represent a claim or interest of any kind or nature as a shareholder of Stars. On such date, the Flutter Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled is deemed to have been surrendered to Flutter, together with all entitlements to dividends, distributions and interest thereon held for such former registered holder pursuant to Section 4.5.

4.7                               No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

4.8                               Paramountcy

From and after the Effective Time:

(a)                                 this Plan of Arrangement takes precedence and priority over any and all Stars Shares, Stars Options and Stars Equity Awards issued and outstanding prior to the Effective Time;

(b)                                 the rights and obligations of the registered holders of Stars Shares, Stars Options or Stars Equity Awards and Stars, Flutter, the Depositary and any transfer agent or other depositary therefor in relation thereto, are solely as provided for in this Plan of Arrangement; and

(c)                                  all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Stars Shares, Stars Options, or Stars Equity Awards are deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 5
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                 Flutter and Stars may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must:

(i)                                     be set out in writing;

(ii)                                  be approved by each of Flutter and Stars (in each case, acting reasonably);

(iii)                               be filed with the Court and, if made following the Stars Meeting, approved by the Court; and

(iv)                              be communicated to the Stars Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Stars at any time prior to the Stars Meeting (provided that Flutter has consented thereto in writing) with or without any other prior notice or communication (except to the extent required by the Court), and if so proposed and accepted by the Persons voting at the Stars Meeting (other than as may be required under the Interim Order), becomes part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Stars Meeting is effective only if:

(i)                                     it is consented to in writing by each of Flutter and Stars (in each case, acting reasonably); and

(ii)                                  if required by the Court, it is consented to by holders of Stars Shares or holders of any other securities of Stars, as applicable, voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Flutter, provided that it concerns a matter that, in the reasonable opinion of Flutter, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Stars Shares, Stars Options or Stars Equity Awards, and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to the Stars Shareholders.

ARTICLE 6
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein occur and are deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Stars and Flutter will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

Schedule B
Form of Flutter Resolutions

Part 1: Flutter Resolutions

1.                                      As an ordinary resolution

“That, subject to and conditional on the passing of resolution 2 set out in this Notice, the proposed recommended all-share merger between the Company [N.B. references in this Schedule to the Company to be read as references to Flutter] and [Stars] on the terms, and subject to the conditions, of the Arrangement Agreement (as defined in the circular of the Company dated [•][, a copy of which, initialled by the Chair of the meeting for the purposes of identification, has been produced to the meeting] (the “Circular”)) including any ancillary or associated agreements contemplated by the Arrangement Agreement and/or described in the Circular (the “Merger”), which constitutes a reverse takeover for the purpose of the Listing Rules of the United Kingdom Financial Conduct Authority,  be and is hereby approved and the board of directors of the Company (or any duly authorised committee thereof) be and is hereby authorised:

(a)                                 to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as the directors (or any duly authorised committee thereof) consider necessary, desirable or expedient to implement, or otherwise in connection with, the Merger; and

(b)                                 to agree such modifications, variations, revisions, waivers, extensions, additions or amendments to any of the terms and conditions of the Merger and/or to any documents relating to it, as the directors (or any duly authorised committee thereof) may in their absolute discretion think fit, provided such modifications, variations, revisions, waivers, extensions, additions or amendments are not of a material nature.”

2.                                      As an ordinary resolution

“That, subject to and conditional on the passing of resolution 1 set out in this Notice, and in addition, and without prejudice, to all existing authorities given to the directors of the Company for the purposes of section 1021 of the Companies Act 2014, the directors of the Company be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) up to an aggregate nominal amount of €[•] ([•] ordinary shares of €0.09 each (“Ordinary Shares”), being the Ordinary Shares to be allotted pursuant to the Merger; and the authority hereby conferred shall expire on the earlier of: [(i) the Outside Date (as defined in the [Circular]) and (ii) the date that is [5 years] after the date of the passing of this resolution], unless previously renewed, varied or revoked by the Company in general meeting, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry, and the directors may allot any such securities in pursuance of any such offer or agreement as if the authority hereby conferred had not expired.”

Part 2: Flutter Optional Resolutions

3.                                      As an ordinary resolution

“That, subject to and conditional on the passing of resolutions 1 and 2 set out in this Notice, the authorised share capital of the Company be increased from €13,500,000 divided into 150,000,000 Ordinary Shares to €[•] divided into [•] Ordinary Shares by the creation of [•]  Ordinary Shares, such Ordinary Shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company.”

4.                                      As an ordinary resolution

“That, subject to and conditional on the passing of resolutions 1 and 2 set out in this Notice and on, and with effect from, completion of the Merger, for the purpose of Article 79 of the Articles of Association of the Company, the number of directors of the Company shall be not more than fourteen nor less than four, unless otherwise determined by the Company in general meeting.”

5.                                      As an ordinary resolution

“That, subject to the passing of resolutions 1 and 2 set out in this Notice and on, and with effect from, completion of the Merger:

(a)                                 the directors of the Company be and are hereby unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of section 1021 of the Companies Act 2014) up to an aggregate nominal amount of €[•] ([•] Ordinary Shares), representing approximately [33.3]% of the aggregate nominal value of the expected issued share capital of the Company (excluding treasury shares) immediately following completion of the Merger;

(b)                                 the authority hereby conferred shall expire at the earlier of the close of the Annual General Meeting of the Company held in 2020 or [14 August] 2020 unless previously renewed, varied or revoked by the Company in general meeting, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry, and the directors may allot any such securities in pursuance of any such offer or agreement as if the authority hereby conferred had not expired;

(c)                                  subject to sub-paragraph (d) and subject to this resolution becoming effective, all existing authorities given to the directors of the Company pursuant to section 1021 of the Companies Act 2014, other than the authority granted under resolution [2] set out in this Notice, be revoked by this resolution; and

(d)                                 sub-paragraph (c) shall be without prejudice to the continuing authority of the directors of the Company to allot securities or grant rights to subscribe for or convert any security into, shares in the Company, pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.”

6.                                      As a special resolution

“That, subject to and conditional on completion of the Merger, for the purposes of Article 8(d) of the Articles of Association of the Company, the directors be and are hereby empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined in section 1023 of that Act) for cash, pursuant to the authority conferred on the directors by resolution [5] set out in this Notice as if sub-section (1) of section 1022 of the Companies Act 2014 did not apply to any such allotment, provided that:

(a)                                 such authority is to be limited to allotments for rights issues, open offers and other pre-emptive issues pursuant to the terms of Article 8(d)(i) of the Articles of Association of the Company; and

(b)                                 the nominal value of all equity securities allotted in accordance with Article 8(d)(ii) of the Articles (otherwise than under paragraph (a) above)[, together with the nominal value of any treasury shares (as defined in section 1078 of the Companies Act 2014) which may be re-issued pursuant to resolution [10] set out in this Notice] during the period of this authority, may not exceed €[•] ([•] Ordinary Shares), which is equivalent to approximately 5% of the Company’s expected issued share capital (excluding treasury shares) immediately following completion of the Merger.

The authority conferred by this resolution shall expire at the earlier of the date of the close of the Annual General Meeting of the Company held in 2020 or [14 August] 2020, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

7.                                      As an ordinary resolution

“That, subject to and conditional on completion of the Merger, for the purposes of Article 125 of the Articles of Association of the Company, the capitalisation of any amount standing to the credit of the merger reserve account of the Company resulting from the issuance of New Flutter Shares (as defined in the Circular) pursuant to the Merger for the purpose of applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares in accordance with Article 125 (the “Capitalisation”) be and is hereby approved and the board of directors of the Company, acting through one or more of the Company’s directors, be and is hereby authorised to determine, on behalf of the Company, the amount of the Capitalisation, to determine whether or not to proceed with the Capitalisation and to implement any such Capitalisation in accordance with the provisions of Article 126.

8.                                      As a special resolution

“That, subject to and conditional on completion of the Merger, the Capitalisation occurring and the confirmation of the High Court pursuant to sections 84 and 85 of the Companies Act 2014:

(a)                                in accordance with section 84 of the Companies Act 2014, the company capital of the Company be reduced by the cancellation of up to the entire amount of the undenominated capital standing to the credit of the Company’s share premium account arising from the Capitalisation and for the reserve resulting from the cancellation of the undenominated capital shall be treated as profits available for distribution as defined by section 117 of the Companies Act 2014; and

(b)                                 the board of directors of the Company, acting through one or more of the Company’s directors, be and is hereby authorised to determine, on behalf of the Company, the amount of undenominated capital to be reduced pursuant to paragraph (a) of this resolution, provided such amount shall not exceed the amount of undenominated capital created by the Capitalisation, and to proceed to seek the confirmation of the High Court to such reduction of company capital pursuant to sections 84 and 85 of the Companies Act 2014 or to determine not to proceed to seek the confirmation of the High Court at all.”

9.                                      As a special resolution

“That, subject to and conditional on completion of the Merger, the Company and/or any subsidiary (as defined by section 7 of the Companies Act 2014) be generally and unconditionally authorised to purchase its Ordinary Shares on any securities market (within the meaning of section 1072 of the Companies Act 2014), subject to the following conditions:

(a)                                the maximum number of Ordinary Shares authorised to be purchased is [•] (representing 10% of the expected issued share capital of the Company (excluding treasury shares) immediately following completion of the Merger);

(b)                                 the minimum price (excluding expenses) which may be paid for any Ordinary Share shall be an amount equal to the nominal value thereof; and

(c)                                  the maximum price (excluding expenses) which may be paid for any Ordinary Share is the higher of:

(i)                                      an amount equal to 105% of the average of the middle market quotations of an Ordinary Share of the Company as derived from the Euronext Dublin Daily Official List in the case of a purchase on Euronext Dublin, or the London Stock Exchange Daily Official List in the case of a purchase on the London Stock Exchange, for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and

(ii)                                   an amount equal to the higher of the price of the last independent trade of an Ordinary Share and the highest current independent bid for an Ordinary Share as derived from Euronext Dublin in the case of a purchase on Euronext Dublin, or the London Stock Exchange in the case of a purchase on the London Stock Exchange.

The authority hereby conferred by this resolution shall expire at the earlier of the close of the Annual General Meeting of the Company held in 2020 or [14 August] 2020, unless previously renewed, varied or revoked, provided that the Company may make an offer or agreement to purchase shares under this authority before the expiry of this authority, and concluded in whole or in part after the expiry of this authority.”

10.                               As a special resolution

“That, subject to and conditional on completion of the Merger, for the purposes of section 1078 of the Companies Act 2014, the re-issue price range at which any treasury shares (as defined by the said section 1078) for the time being held by the Company may be re-issued off-market shall be as follows:

(a)                                 the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the “appropriate price”; and

(b)                                 the minimum price at which a treasury share may be re-issued off-market shall be the nominal value of the share where such share is required to satisfy an obligation under an employees’ share scheme (as defined in the Companies Act 2014) operated by the Company or, in all other cases, an amount equal to 95% of the appropriate price.

For the purposes of this resolution the expression “appropriate price” shall mean the average of the five amounts resulting from determining whichever of the following (1), (2) or (3) specified below in relation to shares of the class of which such treasury share is to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published in the Euronext Dublin Daily Official List or the London Stock Exchange Daily Official List, as may be determined by the Directors of the Company, reporting the business done in each of those five business days:

(i)                                                                                     if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii)                                                                                  if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii)                                                                               if there shall not be any dealing reported for the day, the average of the high or low market guide prices for the day; and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the appropriate price. If the means of providing the foregoing information as to dealings and prices by reference to which the appropriate price is to be determined is altered or is replaced by some other means, then the appropriate price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on Euronext Dublin or the London Stock Exchange or its equivalent.

The authority hereby conferred by this resolution shall expire at the earlier of the close of the Annual General Meeting of the Company held in 2020 or [14 August] 2020, unless previously renewed or varied, in accordance with the provisions of section 1078 of the Companies Act 2014.”

11.                               As an ordinary resolution

“That, subject to and conditional on completion of the Merger, for the purpose of Article 81 of the Articles of Association of the Company, the limit on the ordinary remuneration of the directors be and is hereby increased from €2,000,000.00 to €[•].”

12.                               As an ordinary resolution (advisory non-binding resolution)

“Subject to and conditional on completion of the Merger, to receive and consider the Directors’ Remuneration Policy report which is set out on pages [•] of the Circular.”

13.                               As an ordinary resolution

“That, subject to and conditional on completion of the Merger, approval be and is hereby given for the amendment of [insert details of employees’ share schemes or long term incentive schemes to be adopted or amended as part of the Merger]”

Schedule C
Form of Stars Resolution

BE IT RESOLVED THAT:

1)             The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving The Stars Group Inc. (the “Company”), as more particularly described and as set forth in the management information circular (the “Circular”) dated •, 2019 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the terms of arrangement agreement dated October 2, 2019 between the Company and Flutter Entertainment plc), and all transactions contemplated thereby, is hereby authorized, approved and adopted.

2)             The plan of arrangement of the Company (the “Plan of Arrangement”), the full text of which is set out in Appendix ‘•‘ to the Circular (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement, its terms or at the direction of the Ontario Superior Court of Justice (Commercial List) (the “Court”)), is hereby authorized, approved and adopted.

3)             The (i) Arrangement Agreement and all transactions contemplated thereby, (ii) actions of the directors of the Company in approving the Arrangement Agreement, (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4)             The Company be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5)             Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6)             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7)             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be

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performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

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Schedule D
Regulatory Approvals

Merger Control

Australia

One of the following is satisfied:

i.                  Flutter having received notice in writing from the Australian Competition and Consumer Commission (“ACCC”) to the effect that the ACCC does not propose to intervene in or seek to prevent the Arrangement pursuant to section 50 of the Australian Competition and Consumer Act 2010 (and irrespective of whether or not the ACCC states to the effect that it reserves its position whether to oppose the proposed acquisition if it becomes aware of other material information), such notice being on terms reasonably satisfactory to the Parties; or

ii.               Flutter having been granted clearance or authorisation for the Arrangement by the ACCC under Part VII, Division 1 of the Australian Competition and Consumer Act 2010 (such clearance or authorisation being on terms reasonably satisfactory to the Parties), and no application for review of such clearance or authorisation having been made within the period prescribed by such Act.; or

iii.            the Federal Court of Australia declares or makes orders to the effect that the Arrangement will not contravene section 50 of the CCA.

European jurisdictions

Subject to paragraph 4 below, the Arrangement shall be deemed approved if, in connection with each of the European jurisdictions in 1, 2 and 3 below, the following have been satisfied.

1.              United Kingdom

Subject to paragraph 4 below, after notification of the Arrangement to the Competition and Markets Authority in the United Kingdom (the “CMA”):

i.                  the CMA confirming on terms reasonably satisfactory to the Parties that there will not be a reference under sections 22 or 33 of the UK Enterprise Act 2002 (the “EA 2002”) of the Arrangement or any matters arising therefrom to the chair of the CMA for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013 (a “CMA Phase 2 Reference”); or

ii.               following a CMA Phase 2 Reference, the CMA finding that the Arrangement is not expected to result in a substantial lessening of competition (“SLC”) within any market or markets in the United Kingdom for goods or services; or

iii.            following a CMA Phase 2 Reference, the CMA finding that the Arrangement has or may be expected to result in an SLC but that no action should be taken by itself or others to remedy, mitigate or prevent such outcome, or that it will seek undertakings and the Parties agreeing to give such undertakings on terms reasonably satisfactory to the Parties or that it will make such an order under section 84 on terms reasonably satisfactory to the Parties and, in each case, all conditions contained in such decision, undertakings or order necessary to allow closing of the Arrangement having been satisfied or complied with; or

iv.           the period within which the CMA is required by sections 38 and 39 of the EA 2002 to publish a report having expired without such a report being published, such that the reference is finally determined, within the meaning of section 79 of the EA 2002.

2.              Ireland

Subject to paragraph 4 below, either:

i.                  the Irish Competition and Consumer Protection Commission shall have determined, pursuant to Section 21 or Section 22 of the Irish Competition Act 2002, as amended (the “Irish Competition Act”) that the Arrangement may be put into effect on terms reasonably satisfactory to the Parties; or

ii.               any applicable waiting period under Section 19 or Section 21 of the Irish Competition Act shall have expired such that the Arrangement may be put into effect without breaching Section 19 of the Irish Competition Act.

3.              Other European jurisdictions

Subject to paragraph 4 below, the relevant national competition authority in each of the following jurisdictions:

1.              Austria;

2.              Bulgaria;

3.              Cyprus;

4.              Germany;

5.              Malta;

6.              Portugal;

7.              Romania; and

8.              Spain,

i.                  notifies the Parties that it lacks jurisdiction over the Arrangement; or

ii.               issues a clearance decision, whether following an initial first phase review or following an in-depth second phase review, or is deemed, under applicable Laws, to the satisfaction of the Parties (acting reasonably), to have granted such clearance.

4.              European Commission

To the extent that the European Commission has jurisdiction, the European Commission issues a decision under Article 6(1)(b), 6(2), 8(1) or 8(2) of the Merger Regulation (or is deemed to have done so under Article 10(6)) applicable to that European jurisdiction.

For the avoidance of doubt, this approval shall not apply to the United Kingdom in the event that the United Kingdom’s withdrawal from the European Union results in the European Commission not having exclusive competence to review the Arrangement in the United Kingdom (in this case, approval of the transaction by the CMA in the manner described above will be required).

United States

All of the following are satisfied:

i.                                          the applicable waiting period (and any extension thereof) applicable to the consummation of the Arrangement under the HSR Act and any agreement with a relevant Governmental Entity not to consummate the Arrangement shall have expired or been terminated;

ii.                                       there shall not be instituted, threatened, or pending any suit, action or proceeding by the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice under any U.S. antitrust law or instituted, threatened, or pending any suit, action or proceeding by the attorney general of any state of the United States under the antitrust or consumer protection laws of any state in the United States challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to prohibit, or impair the consummation of the Arrangement or any of the other transactions contemplated hereby; and

iii.                                    no decision, judgment or order shall have been entered by a court or administrative body of competent jurisdiction prohibiting the Arrangement.

Foreign Investment

Foreign Investment Review Board (FIRB) Australia

The Treasurer of the Commonwealth of Australia has either:

i.                  Provided written notice that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Cth) to the Arrangement, with the notice of no objection being either unconditional or subject only to conditions which are reasonably acceptable to the Parties; or

ii.               become precluded from exercising any power to make an order under the Foreign Acquisitions and Takeovers Act 1975 (Cth) in relation to the Arrangement.

The Parties acknowledge and agree that the Standard Tax Conditions and FIRB Data Conditions are reasonable and acceptable to it if they are included in any “no objections” notification under the Foreign Acquisitions and Takeovers Act 1975 (Cth) contemplated by this Schedule D.

Investment Canada Act

The Minister of Innovation, Science and Economic Development shall have advised Flutter in writing that he is satisfied or is deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of “net benefit to Canada” and such approval has not been modified or withdrawn.

Schedule E
Gaming Approvals

Part 1: Gaming Consents

1.                                      Australia — Northern Territory Racing Commission approval

2.                                      Isle of Man — Isle of Man Gambling Supervision Commission approval

3.                                      Malta — Malta Gaming Authority approval

4.                                      New Jersey — New Jersey Division of Gaming Enforcement approval

5.                                      Pennsylvania — Pennsylvania Gaming Control Board approval

6.                                      Sweden — Swedish Gambling Authority

Part 2: Gaming Notices

1.                                      Denmark — Danish Gambling Authority approval

2.                                      Belgium — Belgium Gaming Commission notification

3.                                      Bulgaria — Bulgarian State Commission on Gambling notification

4.                                      Czech Republic — Czech Republic State Supervision of Gambling and Lotteries Department notification

5.                                      Estonia — Estonian Tax and Customs Board notification

6.                                      France — ARJEL notification

7.                                      Germany (Schleswig Holstein) - Schleswig Holstein Ministry of the Interior notification

8.                                      Greece — Hellenic Gaming Commission notification

9.                                      Ireland — Irish National Excise Licence Office notification

10.                               Italy — ADM notification

11.                               Portugal — SRIJ notification

12.                               Romania — ONJN notification

13.                               Spain — DGOJ notification

14.                               UK — UK Gambling Commission notification and post-closing approval

15.                               Alderney — Alderney Gambling Control Commission notification

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